Exhibit 99.1

Estados financieros intermedios resumidos consolidados | 02 Estados financieros intermedios resumidos consolidados Pág. 1 ABENGOA Consolidated condensed interim financial statements

Consolidated condensed interim financial statements | 01 Limited review report Pág. 2 ABENGOA 01 Limited review report

Consolidated condensed interim financial statements | 01 Limited review report Pág. 3 ABENGOA Deloitte S.L Americo Vespucio, 13 Isla de la Cartuja 41092 Sevilla Espafia Tel.:+34 954 48 93 00 Fax:+34 954 48 93 10 www.deloitte.es Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish- language version prevails. REPORT ON LIMITED REVIEW OF CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS To the Shareholders of Abengoa, S.A., at the request of the Board of Directors: Report on the consolidated condensed interim financial statements Introduction We have performed a limited review of the accompanying consolidated condensed interim financial statements ("the interim financial statements") of Abengoa, S.A. ("the Parent") and Subsidiaries ("the Group"), which comprise the consolidated condensed statement of financial position at 30 June 2015 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated condensed cash flows statement and explanatory notes thereto for the six-month period then ended. The Parent's directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of interim condensed financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review, Scope of the review Our limited review was performed in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying certain analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with the audit regulations in force in Spain and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements. Conclusion As a result of our limited review, which under no circumstances may be considered to be an audit of financial statements, nothing came to our attention that might cause us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2015 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, pursuant to Article 12 of Royal Decree 1362/2007, for the' preparation of interim condensed financial statements. Emphasis of mutter paragraph We draw attention to Note 2 to the accompanying consolidated condensed interim financial statements, which indicates that the aforementioned accompanying interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, therefore, the accompanying interim financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended 31 December 2014. This matter docs not qualify our conclusion, Report on other legal and regulatory requirements The accompanying interim consolidated directors' report for the si.vrnonth period ended 30 iu\K 2015 conlAins the explanations which the Parent's directors consider appropriate about the significant events that took place in that period and their effect on the interim financial statements presented, of which it does not form part, and about the information required under Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the interim consolidated directors' report is consistent with that contained in the interim financial statements for the six-month period ended 30 June 2015. Our work was confined to checking the interim consolidated directors' report with the aforementioned scope, and did not include a review of any information .-+ucr +h-~ :u-+ drawn from +us accounting records ^ Abengoa, S A. and Subsidiaries. Paragraph on olhq- matters This report was prepared at the request of the Board of Directors in relation to the publication of the half-yearly financial report required by Article 35 of Spanish Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October. Deloitte S.L. Manuel Arranz Alonso July 30, 2015

Consolidated condensed interim financial statements | 01 Limited review report Pág. 4 ABENGOA

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 5 ABENGOA 02 Consolidated condensed interim financial statements 4

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 6 ABENGOA 02.1 Consolidated condensed statements of financial position as of June 30, 2015 and December 31, 2014

ABENGOA
Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements
Page 7

Consolidated condensed statements of financial position as of June 30, 2015 and December 31, 2014

- Amounts in thousands of euros -

Assets	Note (1)	06/30/2015	12/31/2014
Non-current assets			
Goodwill		469,200	487,645
Other intangible assets		1,178,268	1,080,729
Intangible assets	8	1,647,468	1,568,374
Property, plant & equipment	8	1,308,058	1,287,313
Concession assets in projects		3,691,289	4,942,189
Other assets in projects		1,217,254	1,246,176
Fixed assets in projects (project finance)	9	4,908,543	6,188,365
Investments accounted for using the equity method	10	330,513	311,261
Available for sale financial assets		40,154	39,466
Other receivable accounts		674,196	641,024
Derivative assets	12	15,225	5,997
Financial investments	11	729,575	686,487
Deferred tax assets		1,583,036	1,503,609
Total non-current assets		10,507,193	11,545,409
Current assets			
Inventories	13	428,703	294,789
Trade receivables		1,303,514	1,477,711
Credits and other receivables		879,478	679,205
Clients and other receivables	14	2,182,992	2,156,916
Available for sale financial assets		8,739	7,183
Other receivable accounts		1,382,353	1,026,528
Derivative assets	12	29,629	14,842
Financial investments	11	1,420,721	1,048,553
Cash and cash equivalents		1,600,256	1,810,813
		5,632,672	5,311,071
Assets held for sale	7	12,476,555	8,390,115
Total current assets		18,109,227	13,701,186
Total assets		28,616,420	25,246,595

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of June 30, 2015

Consolidated condensed statements of financial position as of June 30, 2015 and December 31, 2014

- Amounts in thousands of euros -

Equity and liabilities	Note (1)	06/30/2015	12/31/2014
Equity attributable to owners of the Parent			
Share capital	15	92,072	91,799
Parent company reserves		1,597,218	1,334,286
Other reserves		(205,267)	(289,583)
Fully or proportionally consolidated entities		(625,629)	(523,465)
Associates		(2,756)	(5,866)
Accumulated currency translation differences		(628,385)	(529,331)
Retained earnings		777,178	838,099
Non-controlling Interest	16	1,970,307	1,200,902
Total equity		3,603,123	2,646,172
Non-current liabilities			
Project debt	17	3,552,136	4,158,904
Borrowings		1,403,429	871,613
Notes and bonds		2,732,689	2,755,993
Financial lease liabilities		23,294	24,064
Other loans and borrowings		94,707	97,029
Corporate financing	18	4,254,119	3,748,699
Grants and other liabilities		236,318	212,606
Provisions and contingencies		57,584	75,117
Derivative liabilities	12	66,678	225,298
Deferred tax liabilities		312,766	281,797
Personnel liabilities	26	68,608	56,659
Total non-current liabilities		8,548,209	8,759,080
Current liabilities			
Project debt	17	487,716	799,210
Borrowings		566,675	444,386
Notes and bonds		913,923	1,096,965
Financial lease liabilities		10,246	10,927
Other loans and borrowings		19,471	24,373
Corporate financing	18	1,510,315	1,576,651
Trade payables and other current liabilities	19	5,950,148	5,555,168
Income and other tax payables		292,171	337,297
Derivative liabilities	12	91,552	79,737
Provisions for other liabilities and charges		21,837	12,762
		8,353,739	8,360,825
Liabilities held for sale	7	8,111,349	5,480,518
Total current liabilities		16,465,088	13,841,343
Total Equity and liabilities		28,616,420	25,246,595

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of June 30, 2015

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 8 ABENGOA 02.2 Consolidated income statements for the six month periods ended June 30, 2015 and 2014

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 9

Consolidated interim income statements for the six month periods ended June 30, 2015 and 2014

- Amounts in thousands of euros -

		Six-month ended	
	Note (1)	06/30/2015	06/30/2014 (2)
Revenue	5	3,390,448	3,295,283
Changes in inventories of finished goods and work in progress		46,416	53,409
Other operating income		89,561	84,940
Raw materials and consumables used		(1,970,228)	(1,958,878)
Employee benefit expenses		(432,945)	(427,141)
Depreciation, amortization and impairment charges	5	(210,107)	(191,932)
Other operating expenses		(472,842)	(453,016)
Operating profit		440,303	402,665
Financial income	20	54,366	22,149
Financial expense	20	(407,980)	(331,448)
Net exchange differences		1,484	(738)
Other financial income/(expense), net	20	(77,699)	(68,122)
Financial expense, net		(429,829)	(378,159)
Share of profit (loss) of associates carried under the equity method		5,725	2,960
Profit (loss) before income tax		16,199	27,466
Income tax benefit	21	60,488	45,177
Profit for the year from continuing operations		76,687	72,643
Profit (loss) from discontinued operations, net of tax	7	4,662	(20,180)
Profit for the year		81,349	52,463
Profit attributable to non-controlling interests		(4,268)	16,280
Profit attributable to non-controlling interests discontinued operations		(4,943)	24
Profit for the year attributable to the parent company		72,138	68,767
Weighted average number of ordinary shares outstanding (thousands)	23	865,437	839,770
Basic earnings per share from continuing operations (€ per share)	23	0.08	0.10
Basic earnings per share from discontinued operations (€ per share)	23	-	(0.02)
Basic earnings per share attributable to the parent company (€ per share)		0.08	0.08
Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)	23	886,077	859,808
Diluted earnings per share from continuing operations (€ per share)	23	0.08	0.10
Diluted earnings per share from discontinued operations (€ per share)	23	-	(0.02)
Diluted earnings per share attributable to the parent company (€ per share)		0.08	0.08

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of June 30, 2015

(2) Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 10 ABENGOA 02.3 Consolidated statements of comprehensive income for the six month periods ended June 30, 2015 and 2014

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 11

Consolidated interim statements of comprehensive income for the six month periods ended June 30, 2015 and June 30, 2014

- Amounts in thousands of euros -

		Six-months ended	
	Nota (1)	06/30/2015	06/30/2014 (2)
Profit for the period after income tax		81,349	52,463
Items that may be subject to transfer to income statement:			
Change in fair value of available for sale financial assets		707	434
Change in fair value of cash flow hedges		(13,006)	(115,914)
Currency translation differences		(80,301)	174,141
Tax effect		4,647	27,477
Net income/(expenses) recognized directly in equity		(87,953)	86,138
Cash flow hedges	12	49,466	35,267
Tax effect		(13,850)	(10,580)
Transfers to income statement for the period		35,616	24,687
Other comprehensive income		(52,337)	110,825
Total comprehensive income for the period		29,012	163,288
Total comprehensive income attributable to non-controlling interest		(44,113)	(16,899)
Total comprehensive income attributable to the parent company		(15,101)	146,389
Total comprehensive income attributable to the parent company from continuining operations		(35,655)	166,569
Total comprehensive income attributable to the parent company from discontinued operations		20,554	(20,180)

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of June 30, 2015

(2) Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements.

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 12 ABENGOA 02.4 Consolidated statements of changes in equity for the six month periods ended June 30, 2015 and 2014

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 13

Consolidated statements of changes in equity as of June 30, 2015 and 2014

- Amounts in thousands of euros -

	Attributable to the Owners of the Company						
	Share capital	Parent company and other reserves	Accumulated currency transaltion differences	Retained earnings	Total	Non-controlling interest	Total equity
Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003
Profit for the period after taxes	-	-	-	68,767	68,767	(16,304)	52,463
Other comprehensive income (loss)	-	(62,958)	140,580	-	77,622	33,203	110,825
Total comprehensive income (loss)	-	(62,958)	140,580	68,767	146,389	16,899	163,288
Treasury shares	-	(246)	-	-	(246)	-	(246)
Capital increase	952	(1,875)	-	-	(923)	-	(923)
Capital decrease	(759)	751	-	-	(8)	-	(8)
Distribution of 2013 profit	-	154,963	-	(194,020)	(39,057)	-	(39,057)
Transactions with owners	193	153,593	-	(194,020)	(40,234)	-	(40,234)
Acquisitions	-	-	-	(29,318)	(29,318)	-	(29,318)
Capital increase in subsidiaries with non-controlling interest	-	-	-	86,070	86,070	535,820	621,890
Scope variations and other movements	-	62,894	-		62,894	(7,884)	55,010
Scope variations, acquisitions and other movements	-	62,894	-	56,752	119,646	527,936	647,582
Balance at June 30, 2014	92,050	1,112,983	(442,255)	783,877	1,546,655	1,116,984	2,663,639
Balance at December 31, 2014	91,799	1,044,703	(529,331)	838,099	1,445,270	1,200,902	2,646,172
Profit for the period after taxes	-	-	-	72,138	72,138	9,211	81,349
Other comprehensive income (loss)	-	11,815	(99,054)	-	(87,239)	34,902	(52,337)
Total comprehensive income (loss)	-	11,815	(99,054)	72,138	(15,101)	44,113	29,012
Treasury shares	-	3,209	-	-	3,209	-	3,209
Capital increase	810	149,822	-	-	150,632	-	150,632
Capital decrease	(537)	537	-	-	-	-	-
Distribution of 2014 profit	-	104,705	-	(199,599)	(94,894)	-	(94,894)
Transactions with owners	273	258,273	-	(199,599)	58,947	-	58,947
Capital increase in subsidiaries with non-controlling interest	-	-	-	-	-	298,835	298,835
Scope variations and other movements	-	77,160	-	66,540	143,700	426,457	570,157
Scope variations, acquisitions and other movements	-	77,160	-	66,540	143,700	725,292	868,992
Balance at June 30, 2015	92,072	1,391,951	(628,385)	777,178	1,632,816	1,970,307	3,603,123

Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of June 30, 2015

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 14 ABENGOA 02.5 Consolidated condensed cash flow statements for the six month periods ended June 30, 2015 and 2014

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 15

Consolidated condensed cash flow statements for the six month periods ended June 30, 2015 and 2014

- Amounts in thousands of euros -

	Note (1)	Six-months ended 06/30/2015	06/30/2014 (2)
I. Profit for the period from continuing operations		76,687	72,643
Non-monetary adjustments		443,423	430,404
II. Profit for the period from continuing operations adjusted by non monetary items		520,110	503,047
III. Variations in working capital and discontinued operations		(134,803)	(675,333)
Income tax received (paid)		(10,512)	1,008
Interest paid		(461,898)	(368,140)
Interest received		19,956	10,669
Discontinued operations		118,584	48,667
A. Net cash provided by operating activities		51,437	(480,082)
Intangible assets and property, plant & equipment	5	(1,693,643)	(943,547)
Other investments/disposals		304,245	(249,848)
Discontinued operations	7	80,685	58,008
B. Net cash used in investing activities		(1,308,713)	(1,135,387)
Underwritten Public Offering of subsidiaries	6.2	277,473	611,039
Other disposals and repayments		974,772	1,132,091
Discontinued operations		(9,715)	(6,755)
C. Net cash provided by financing activities		1,242,530	1,736,375
Net increase/(decrease) in cash and cash equivalents		(14,746)	120,906
Cash and cash equivalents at beginning of the period		1,810,813	2,951,683
Transaltion differences cash or cash equivalent		35,381	24,703
Assets held for sale		(41,843)	(1,855)
Discontinued operations		(189,349)	(101,883)
Cash and cash equivalents at end of the period		1,600,256	2,993,554

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of June 30, 2015

(2) Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements.

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 16 ABENGOA 02.6 Notes to the consolidated condensed interim financial statements for the six month period ended June 30, 2015

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 17 ABENGOA Contents Note 1.-General information................................................................................................................. 18 Note 2.-Basis of presentation .............................................................................................................. 18 Note 3.-Critical accounting policies ................................................................................................... 20 Note 4.-Financial risk management.................................................................................................... 20 Note 5.-Financial information by segment........................................................................................ 20 Note 6.-Changes in the composition of the group .......................................................................... 25 Note 7.-Assets held for sale and discontinued operations ........................................................... 26 Note 8.-Intangible assets and property, plant and equipment...................................................... 31 Note 9.-Fixed assets in projects.......................................................................................................... 31 Note 10.-Investments accounted for using the equity method .................................................... 32 Note 11.-Financial Investments........................................................................................................... 32 Note 12.-Derivative financial instruments ......................................................................................... 33 Note 13.-Inventories .............................................................................................................................. 33 Note 14.-Clients and other receivable accounts.............................................................................. 33 Note 15.-Share Capital .......................................................................................................................... 34 Note 16.-Non-controlling interest........................................................................................................ 35 Note 17.-Project debt............................................................................................................................. 35 Note 18.-Corporate financing .............................................................................................................. 37 Note 19.-Trade payables and other current liabilities ..................................................................... 40 Note 20.-Finance income and expenses ........................................................................................... 40 Note 21.-Income tax............................................................................................................................... 41 Note 22.-Fair value of financial instruments...................................................................................... 41 Note 23.-Earnings per share ................................................................................................................ 42 Note 24.-Average number of employees........................................................................................... 43 Note 25.-Transactions with related parties ....................................................................................... 43 Note 26.-Employee remuneration and other benefits..................................................................... 44 Note 27.-Subsequent events to the June 2015 closing .................................................................. 44

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 18 ABENGOA Notes to the Consolidated Condensed hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. Interim Financial Statements for the month period ended June 30, 2015 Note 1.-General information six › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes, the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible. › Industrial production: covers Abengoa’s businesses with a high technological component, such as Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of the six month period ended June 30, 2015, included 702 companies: the parent company itself, 648 subsidiaries, 17 associates and 36 joint ventures. development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates. Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation (‘S.A.’ in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville. The Consolidated Condensed Interim Financial Statements for the period ended on June 30, 2015 were formulated on July 30, 2015. Translation of financial statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails. Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market) and Class B shares are included in the IBEX 35. Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 following the capital increase carried out on October 17, 2013. The Company presents mandatory financial information quarterly and semiannually. Note 2.-Basis of presentation The Group's consolidated financial statements corresponding to the fiscal year ended December 31, 2014 were prepared by the Directors of the Company in accordance with International Financial Reporting Standards adopted by the European Union (IFRS-EU), applying the principles of consolidation, accounting policies and valuation criteria described in Note 2 of the notes to the aforementioned Consolidated financial statements, so that they present the Group’s equity and financial position as of December 31, 2014 and the consolidated results of its operations, the changes in the consolidated net equity and the consolidated cash flows for the financial year ending on that date. Following the initial public offering of our subsidiary Abengoa Yield (see Note 6.2) and the later stake decrease (see Note 7.1), Abengoa held a 51.01 % interest as of June 30, 2015. Abengoa Yield’s shares are also listed in the NASDAQ Global Select Market since June 13, 2014. Between the balance sheet date and the date on which these consolidated condensed interim financial statements were formulated, Abengoa sold 2,000,000 shares in Abengoa Yield, bringing the holding inAbengoa Yield to 49.05% (see Note 7.1). Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. The Group’s Consolidated financial statements corresponding to the 2014 financial year were approved by the General Shareholders’ Meeting of the Parent Company held on March 29, 2015. These Consolidated Condensed Interim Financial Statements are presented in accordance with IAS (International Accounting Standard) 34, ‘Financial Reporting’ approved by the European Union. Abengoa`s business and the internal and external management information are organized under the following three activities: ›Engineering and construction: includes the traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 19 ABENGOA These Consolidated Condensed Interim Financial Statements have been prepared based on the accounting records of Abengoa S.A. and the subsidiary companies which are part of the Group, and include the adjustments and re-classifications necessary to achieve uniformity between the accounting and presentation criteria followed by all the companies of the Group (in all cases, in accordance with local regulations) and those applied by Abengoa, S.A. for the purpose of preparing consolidated financial statements. The applications of these amendments have not had any material impact. b) Standards, interpretations and amendments published by the IASB that will be effective for periods after June 30, 2015: › Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. In accordance with IAS 34, financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Group, placing emphasis on new activities, occurrences and circumstances that have taken place during the six month period ended June 30, 2015 and not duplicating the information previously published in the Annual Consolidated Financial Statements for the year ended December 31, 2014. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards as issued by the EU. › IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Abengoa’s consolidated financial statements for the year ended December 31, 2014. › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU. Given the activities in which the companies of the Group engage, their transactions are not of a cyclical or seasonal nature. For this reason, specific breakdowns are not included in these explanatory notes to the Consolidated Condensed Interim Financial Statements corresponding to the six month period ending on June 30, 2015. › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, the Group, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements. › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. The amounts included within the documents comprising the Consolidated Condensed Interim Financial Statements (Consolidated Condensed Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Condensed Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros. › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. Unless otherwise stated, any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership. › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. 2.1.Application of new accounting standards a) Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. ›Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-EU and IFRS-IASB.

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 20 ABENGOA The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after March 31, 2015. Note 4.-Financial risk management Abengoa’s activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. Note 3.-Critical accounting policies The Accounting Policies followed in these Consolidated Condensed Interim Financial Statements are consistent with those established in Abengoa's Consolidated Financial Statements as of December 31, 2014 which are described in Note 2 to such Consolidated Financial Statements. The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company. Additionally, the sources of finance are diversified, in an attempt to prevent concentrations than may affect our liquidity risk. In Abengoa’s Consolidated Condensed Interim Financial Statements corresponding to the six month period ended June 30, 2015 estimates and assumptions have been made by the Management of the Group and the Management of the consolidated subsidiaries (and subsequently verified by their Directors), in order to quantify some of the assets, liabilities, income, expenses and commitments recorded therein. Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses. The most critical accounting policies that involve estimations are as follows: In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through Internal Audit procedures. › Impairment of intangible assets and goodwill. › Revenue from construction contracts. These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 4 to Abengoa’s Consolidated Financial Statements as of December 31, 2014. › Service concession agreements. › Income taxes and recoverable amount of deferred tax assets. › Derivatives and hedging. Note 5.-Financial information by segment 5.1. Information by business segment As indicated in Note 1, Abengoa’s activity is grouped under the following three activities which are in turn composed of six operating segments: A full description of the above mentioned critical accounting estimates and judgments is provided in Note 3 to the Abengoa’s Consolidated Financial Statements as of December 31, 2014. Although these estimates and assumptions are made using all available facts and circumstances at the end of each period, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, in the Consolidated Income Statement of the year in which the change occurs. During the first six months of 2015, in opinion of the Directors there were no significant changes to the estimates made at the end of 2014. ›Engineering and construction; includes the traditional engineering business in the energy and water sectors, with more than 70 years of experience in the market. This activity comprises one operating segment Engineering and Construction.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 21

Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

- Concession-type infrastructures; groups together the company's proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and the Company focus on operating them as efficiently as possible.

  The Concession-type infrastructures activity comprises four operating segments:

  - Solar – Operation and maintenance of solar energy plants, mainly using thermo-solar technology.
  - Transmission – Operation and maintenance of high-voltage transmission power line infrastructures.
  - Water – Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants.
  - Cogeneration and other – Operation and maintenance of conventional cogeneration electricity plants.

  From June to December 2014, this activity reported Abengoa Yield operating segment, which is considered as discontinued operation, as explained in Note 7.

- Industrial production; covers Abengoa's businesses with a high technological component, such as development of biofuels technology. The company holds an important leadership position in these activities in the geographical markets in which it operates.

  This activity is comprised of one operating segment:

  - Biofuels – Production and development of biofuels, mainly bioethanol for transport, which uses cellulosic plant fiber cereals, sugar cane and oil seeds (soy, rape and palm) as raw materials.

Abengoa's Chief Operating Decision Maker ('CODM') assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most investments in assets are held at project companies which are financed through project debt. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the project debt for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment's performance.

a) The following table shows the Segment Revenues and EBITDA for the six month period ended June 30, 2015 and 2014:

	Revenue		Ebitda	
	For the six months ended		For the six months ended	
Item	06.30.15	06.30.14	06.30.15	06.30.14
Engineering and construction				
Engineering and construction	2,159,236	2,081,975	450,691	366,127
Total	**2,159,236**	**2,081,975**	**450,691**	**366,127**
Concession-type infrastructure				
Solar	123,249	157,627	86,057	107,318
Transmission lines	26,131	20,595	23,945	13,951
Water	85,684	30,992	62,043	20,469
Cogeneration and other	24,420	12,811	11,998	2,518
Total	**259,484**	**222,025**	**184,043**	**144,256**
Industrial production				
Biofuels	971,728	991,283	15,676	84,214
Total	**971,728**	**991,283**	**15,676**	**84,214**
Total	**3,390,448**	**3,295,283**	**650,410**	**594,597**

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 22 ABENGOA The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows: b) The assets and liabilities by Segment as of June 30, 2015 and December 31, 2014 are as follows: For the six months ended 06.30.15 For the six months ended 06.30.14 Engineering and construction Industrial production Concession-type infrastructure Line Cog. and other Balance as of 06.30.15 Item Eng. and const. Solar Water Trans. Biofuels Total segment EBITDA 650,410 594,597 Assets allocated Amortization and depreciation (210,107) (191,932) Intangible assets 413,212 420 6,775 - 706 1,226,355 1,647,468 Financial expenses net (429,829) (378,159) Property plant and equipment 301,896 22,836 - - - 983,326 1,308,058 Share in profits/ (losses) of associates 5,725 2,960 Fixed assets in projects - 629,548 610,229 2,318,823 375,497 974,446 4,908,543 Income tax expense 60,488 45,177 Current financial investments 1,142,822 54,464 6,442 20,760 9,366 186,867 1,420,721 Profit (loss) from discontinued operations, net of tax 4,662 (20,180) Cash and cash equivalents 517,392 212,224 25,103 80,894 36,494 728,149 1,600,256 Profit attributable to non-controlling interests (9,211) 16,304 Subtotal allocated 2,375,322 - 919,492 648,549 2,420,477 422,063 4,099,143 10,885,046 Unallocated assets Non-current and associated financ. invest. - - - - - - - 1,060,088 Deferred tax assets - - - - - - - 1,583,036 Other current assets - - - - - - - 2,611,695 Assets held for sale - - - - - - - 12,476,555 Subtotal unallocated - - - - - - - 17,731,374 Engineering and construction Industrial production Concession-type infrastructure Cog. and other Balance as of 06.30.15 Item Eng. and const. Solar Water Trans. Biofuels Liabilities allocated L-T and S-T corpor. financing 1,547,690 794,432 93,971 318,278 136,611 2,725,734 5,616,716 L-T and S-T non rec. financing 8,820 876,537 277,572 1,919,642 513,834 443,447 4,039,852 L-T and S-T lease liabilities 14,535 - - - - 19,005 33,540 Subtotal allocated 1,571,045 1,670,969 371,543 2,237,920 650,445 3,188,186 9,690,108 Unallocated liabilities L-T and S-T Other loans and borrowings - - - - - - 114,178 - - - - - - L-T grants and other liabilities 236,318 Provisions and contingencies - - - - - - 79,421 L-T derivative financial instruments - - - - - - 66,678 Deferred tax liabilities - - - - - - 312,766 L-T personnel liabilities - - - - - - 68,608 Other current liabilities - - - - - - 6,333,871 Liabilities held for sale - - - - - - 8,111,349 Subtotal unallocated - - - - - - 15,323,189 Total liabilities - - - - - - 25,013,297 Equity unallocated - - - - - - 3,603,123 Total liabilities and equity unallocated - - - - - - 18,926,312 Total liabilities and equity------28,616,420 Total Assets-------28,616,420 Profit attributable to the parent company72,13868,767

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 23

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	**Eng. and const.**	**Solar**	**Water**	**Trans.**	**Cog. and other**	**Biofuels**	**Balance as of 12.31.14**
Assets allocated							
Intangible assets	396,309	276	6,775	-	915	1,164,099	1,568,374
Property plant and equipment	275,952	23,113	4,761	-	-	983,487	1,287,313
Fixed assets in projects		2,111,631	484,317	2,273,131	321,102	998,184	6,188,365
Current financial investments	711,312	87,237	9,403	30,694	8,775	201,132	1,048,553
Cash and cash equivalents	498,629	339,434	36,585	119,428	34,143	782,594	1,810,813
Subtotal allocated	**1,882,202**	**2,561,691**	**541,841**	**2,423,253**	**364,935**	**4,129,496**	**11,903,418**
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	997,748
Deferred tax assets	-	-	-	-	-	-	1,503,609
Other current assets	-	-	-	-	-	-	2,451,705
Assets held for sale	-	-	-	-	-	-	8,390,115
Subtotal unallocated	-	-	-	-	-	-	**13,343,177**
Total Assets	-	-	-	-	-	-	**25,246,595**

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	**Eng. and const.**	**Solar**	**Water**	**Trans.**	**Cog. and other**	**Biofuels**	**Balance as of 12.31.14**
Liabilities allocated							
L-T and S-T corpor. financing	1,351,648	983,267	105,978	362,154	98,904	2,267,006	5,168,957
L-T and S-T non rec. financing	6,082	1,722,176	517,975	1,770,138	465,041	476,702	4,958,114
L-T and S-T lease liabilities	14,494	-	-	-	-	20,497	34,991
Subtotal allocated	**1,372,224**	**2,705,443**	**623,953**	**2,132,292**	**563,945**	**2,764,205**	**10,162,062**
Unallocated liabilities							
L-T Other loans and borrowings	-	-	-	-	-	-	121,402
L-T grants and other liabilities	-	-	-	-	-	-	212,606
Provisions and contingencies	-	-	-	-	-	-	87,879
L-T derivative financial instruments	-	-	-	-	-	-	225,298
Deferred tax liabilities	-	-	-	-	-	-	281,797
L-T personnel liabilities	-	-	-	-	-	-	56,659
Other current liabilities	-	-	-	-	-	-	5,972,202
Liabilities held for sale	-	-	-	-	-	-	5,480,518
Subtotal unallocated	-	-	-	-	-	-	**12,438,361**
Total liabilities	-	-	-	-	-	-	**22,600,423**
Equity unallocated	-	-	-	-	-	-	**2,646,172**
Total liabilities and equity unallocated	-	-	-	-	-	-	**15,084,533**
Total liabilities and equity	-	-	-	-	-	-	**25,246,595**

The criteria used to obtain the assets and liabilities per segment, are described as follows:

› With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by segments, since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated.

c) Net Debt by segment as June 30, 2015 and December 31, 2014 is as follows:

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	**Eng. and const.**	**Solar**	**Water**	**Trans.**	**Cog. and other**	**Biofuels**	**Balance as of 06.30.15**
Bank debt and current/non-curr. bond	1,547,690	794,432	93,971	318,278	136,611	2,725,734	5,616,716
L-T and S-T project debt	8,820	876,537	277,572	1,919,642	513,834	443,447	4,039,852
Obligat. under curr./non-curr. financial lease	14,535	-	-	-	-	19,005	33,540
Current financial investments	(1,142,822)	(54,464)	(6,442)	(20,760)	(9,366)	(186,867)	(1,420,721)
Cash and cash equivalents	(517,392)	(212,224)	(25,103)	(80,894)	(36,494)	(728,149)	(1,600,256)
Total net debt (cash)	**(89,169)**	**1,404,281**	**339,998**	**2,136,266**	**604,585**	**2,273,170**	**6,669,131**

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	**Eng. and const.**	**Solar**	**Water**	**Trans.**	**Cog. and other**	**Biofuels**	**Balance as of 12.31.14**
Bank debt and current/non-curr. bond	1,351,648	983,267	105,978	362,154	98,904	2,267,006	5,168,957
L-T and S-T project debt	6,082	1,722,176	517,975	1,770,138	465,041	476,702	4,958,114
Obligat. under curr./non-curr. financial lease	14,494	-	-	-	-	20,497	34,991
Current financial investments	(711,312)	(87,237)	(9,403)	(30,694)	(8,775)	(201,132)	(1,048,553)
Cash and cash equivalents	(498,629)	(339,434)	(36,585)	(119,428)	(34,143)	(782,594)	(1,810,813)
Total net debt (cash)	**162,283**	**2,278,772**	**577,965**	**1,982,170**	**521,027**	**1,780,479**	**7,302,696**

In order to obtain Net Debt, by segment:

1. With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by operating segment, since its main purpose is to finance investments in projects and in companies needed to expand the businesses and lines of activity of the group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 24

2. Short-term financial investments and Cash and cash equivalents are presented reducing debt, since both items are considered highly liquid, even though short-term financial investments do not fulfill all the conditions to be classified as cash and cash equivalents.

d) The investments in intangible assets and property, plant and equipment by segments for the six month period ended June 30, 2015 and 2014 is as follows:

Item	For the six months ended 06.30.15	For the six months ended 06.30.14
Engineering and construction		
Engineering and construction	70,767	52,981
Total	**70,767**	**52,981**
Concession-type infrastructure		
Solar	743,178	200,147
Water	118,926	18,470
Transmission lines	342,992	198,191
Cogeneration and other	311,804	347,301
Total	**1,516,900**	**764,109**
Industrial production		
Biofuels	76,467	58,403
Total	**76,467**	**58,403**
Discontinued operations	**29,509**	**68,054**
Total	**1,693,643**	**943,547**

e) The distribution of depreciation, amortization and impairment charges by segments for the six month period ended June 30, 2015 and 2014 is as follows:

Item	For the six months ended 06.30.15	For the six months ended 06.30.14
Engineering and construction		
Engineering and construction	55,581	32,368
Total	**55,581**	**32,368**
Concession-type infrastructure		
Solar	45,950	46,265
Water	6,634	1,869
Transmission lines	25,076	14,139
Cogeneration and other	473	13,892
Total	**78,133**	**76,165**
Industrial production		
Biofuels	76,393	83,399
Total	**76,393**	**83,399**
Total	**210,107**	**191,932**

5.2. Information by geographic areas

The revenue distribution by geographical region for the six month period ended June 30, 2015 and 2014 is as follows:

Geographical region	For the six months ended 06.30.15	%	For the six months ended 06.30.14	%
- North America	952,305	28%	1,262,907	38%
- South America (except Brazil)	819,403	24%	462,577	14%
- Brazil	385,773	12%	357,971	11%
- Europe (except Spain)	354,492	10%	441,804	13%
- Other regions	417,647	12%	318,105	10%
- Spain	460,828	14%	451,919	14%
Consolidated Total	**3,390,448**	**100**	**3,295,283**	**100**
Outside Spain amount	2,929,620	86%	2,843,364	86%
Spain amount	460,828	14%	451,919	14%

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 25 ABENGOA Note 6.-Changes in the composition of the group 6.1. Changes in the consolidation group During the six month period ended June 30, 2015 a total of 45 subsidiaries, 2 associates and 6 joint ventures were added to the consolidation perimeter of the group. In addition, 4 subsidiaries were no longer included in the consolidation group. These changes did not have a significant impact on these Consolidated Condensed Interim Financial Statements. At the end of June 30, 2015 and 2014, as well as at December 31, 2014, and following the Company’s plan to reduce the participation of Abengoa Yield Plc which will result in a loss of control, we proceeded to account for ABY as a discontinued operation based on the requirements of IFRS 5 (see Note 7). 6.3. Main acquisitions and disposals a) Acquisitions ›There were no significant acquisitions during the six month period ended June 30, 2015, in addition to the Helioenergy 1&2 solar asset sales described in Note 6.4. b) Disposals During the six month period ended June 30, 2015, both Kaxu Solar One, Ltd. and Helioenergy 1 & 2, which were recorded under the equity method in the Consolidated Financial Statements as of December 31, 2014, started to be fully consolidated after we gained control over them (see Note 6.4). › During 2015 financial year, Abengoa has closed the sale of certain assets to Abengoa Yield, pursuant to the plan to accelerate the sale of assets approved at the end of 2014 and beginning of 2015 (see Note 7.1), which is made in compliance with the Right of First Offer agreement signed between the two companies. Furthermore, and following the sale of Atacama I project companies to APW-1 (see Note 7.1), which were fully consolidated in the Consolidated Financial Statements, several proyect companies started to be recorded under the equity method after we lost control over those companies. Specifically, during February 2015, full stake held in Skikda and Honnaine (two desalination plants in Algeria), transmission lines in Peru (ATN2), as well as 29.6% of the stake held in Helioenergy 1 and 2 (thermo-solar assets in Spain) have been sold at the end of the year. The sale of assets has been completed for a total amount of €79.5 million. 6.2. Initial Public Offering of Abengoa Yield Plc. During 2014 financial year, Abengoa Yield Plc. (‘Abengoa Yield’ o ‘ABY’), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares. Prior to the closing of the offering, Abengoa contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (a subsidiary of Abengoa engaged in the development, construction and management of transmission lines in Brazil). As consideration for this asset transfer, Abengoa received a 64.28% interest in Abengoa Yield and USD 779.8 million (€575 million) in cash, corresponding to the net proceeds of the initial public offering after underwriter discounts and offering expenses. Furthermore, on June 25, 2015, full stake held in transmission lines in Peru (ATN2), whose sale was subject to certain usual terms which included approval by the financial institutions. The sale of assets has been completed for a total amount of €30.1 million. Additionally, this agreement includes the sale of 44% stake in Shams (STE plant in Abu Dhabi), which as of June 30, 2015, is still subject to certain usual terms, which include approval by the financial institutions and the rest of the company partners. › On the other hand, as of May 11, 2015, Abengoa has reached an agreement with Abengoa Yield to sell a third asset package for total cash proceeds of approximately €610 million. The transaction has been approved by both Abengoa Yield and Abengoa’s Board of Directors, having Abengoa subscribed a 51 % of the capital increase that Abengoa Yield has priced to finance this acquisition, bringing Abengoa a cash outflow of 341.7 million US dollar (€311 million). An additional stage to divest a 13% stake ended on January 22, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters’’ over-allotment option) at a price of USD 31 per share, bringing the holding in Abengoa Yield to 51%. This sale generated USD 328 million (€291 million) before underwritten public offering expenses and fees, USD 312 million (€277 million) after discounting those expenses and fees, for Abengoa, As a result of the underwritten public offering, Abengoa recorded Non-controlling interest amounting to €193 million, corresponding to the book value of the 13% stake in Abengoa Yield sold in the underwritten public offering and an increase in Equity amounting to €60 million, for the difference between the net proceeds and the book value of the net assets transferred. Regarding this last agreement, full stake held in Helios 1 and 2 (100MW solar complex), Solnova 1, 3 and 4 (150 MW solar complex) and the remaining 70.4% stake in Helioenergy 1 & 2, all in Spain, have been sold at the end of May. The sale of assets has been completed for a total amount of €503.6 million. In relation to Helioenergy 1 & 2, as mention before, 29.6% of the stake held by Abengoa has been sold to Abengoa Yield during February 2015, and prior to the sale of the

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 26 ABENGOA remaining stake held by Abengoa, the acquisition of the 50% stake hold by external company partners was closed (see Note 6.4). Furthermore, there are no significant contingent liabilities in the above project. Lastly, the amounts of revenue and profit or loss of Helioenergy 1 & 2 since the taking control is €15,807 thousand and an income of €803 thousand, respectively. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date had occurred on January 1, 2015, is €28,691 thousand and an income of €1,034 thousand, respectively. Additionally, this agreement includes the sale of 51% stake in Kaxu (100 MW solar complex) in South Africa, which as of June 30, 2015, is still subject to certain usual terms, which include approval by the financial institutions. After the aforementioned acquisition and as state in Note 6.3, the remaining stake has been sold to Abengoa Yield, consequently as of June 30, 2015, these companies belong to Abengoa Yield consolidation group. ›During May 2015, the sale of 51% stake in Linha Verde Transmissora de Energía S.A. (“Linha Verde”) has been closed (see Note 7.2). 6.4. Business combinations At the end of the six month period ended June 2015, this company, which is included in the Abengoa Yield consolidation group and classified as discontinued operations in accordance with the requirements of IFRS 5 (see Note 7). Therefore, Helioenergy 1 & 2 assets and liabilities are included under a single heading in Assets held for sale and liabilities held for sale, respectively, within the Consolidated statements of financial position. › Full consolidation of Kaxu Solar One, Ltd., the company that owns the assets and liabilities of the thermo-solar plant in Kaxu, in South Africa, previously accounted through the equity method, began during February 2015, once control over this company was obtained as it entered a stage in which relevant decisions are no longer subject to the control and approval of the Public Administration. This change of control of the company and consequently its full consolidation means that all its assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and its fair value. Note 7.-Assets held for sale and discontinued operations 7.1. Plan to further optimize Abengoa Financial Structure On December 15, 2014, Abengoa´s Board of Directors approved a plan to further improve its financial structure through three main initiatives: Furthermore, there are no significant contingent liabilities in the above project. Lastly, the amounts of revenue and profit or loss of Kaxu Solar One, Ltd since the taking control is €15,670 thousand and an income of €324 thousand, respectively. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date occurred on January 1, 2015, do not differ significantly from those recorded since the taking control date and outlined above. At the end of the six month period ended June 2015, this company, which is included in the sale agreement signed with Abengoa Yield, has been classified as assets held for sale in accordance with the requirements of IFRS 5 (see Note 7). Therefore, Kaxu Solar One, Ltd’s assets and liabilities are included under a single heading in Assets held for sale and liabilities held for sale, respectively, within the Consolidated statements of financial position. › Reduce its stake in Abengoa Yield › Accelerate the sale of assets to Abengoa Yield › The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction as well as in new contracted assets under development. › Full consolidation of project companies Helioenergy 1 & 2 (thermo-solar assets with a capacity of 100MW in Spain), previously accounted through the equity method, began on April 29, 2015, once control over these companies was obtained as result of the acquisition of the 50% stake hold from external company partners, bringing the holding in Helioenergy 1 & 2 to 100%.This acquisition brought Abengoa a cash outflow of €38.8 million. This change of control of the companies and consequently their full consolidation means that all their assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and theirs fair value. The impacts of these initiatives and their main effects in relation to the reclassification to the ‘Assets held for sale and discontinued operations’ heading as of June 30, 2015 and December 31, 2014 are described below.

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 27 ABENGOA Reduce its stake in Abengoa Yield The plan to reduce the stake in Abengoa Yield was initiated at year end 2014 with the approval of the Abengoas’s Board of Directors and is expected to be completed within one year, through the completion of following steps: ›An initial stage to divest a 13% stake ended on January 22, 2015, via the sale in an under written public offering of 10,580,000 ordinary shares in Abengoa Yield, bringing the holding in Abengoa Yield to 51% (see Note 6.2).

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 28 ABENGOA ›The second step will consist of both the divestment of an additional shareholding in Abengoa Yield and the loss of control on this company mainly through the modification of the structure of the Corporate Governance of Abengoa Yield with the main aim to limit Abengoa control in the General Meeting of Shareholders and the Board of Directors by means of the limitation on its voting rights control and reinforce the role of independent directors. Regarding its intention to reduce its stake in Abengoa Yield, between the balance sheet date and the date on which these consolidated condensed interim financial statements were formulated, Abengoa sold 2,000,000 shares in Abengoa Yield at a price of $31.00 per share for a total price of $62 million, bringing the holding in Abengoa Yield to 49.05% at the date of formulation of these consolidated condensed interim financial statements. As of June 30, 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to Abengoa Yield and reclassified to assets and liabilities held for sale in accordance with IFRS 5, is as follows: Balance as of 06.30.15 Balance as of 12.31.14 Item Fixed assets in projects 7,675,232 5,574,324 Investments in associates 44,442 4,136 Financial investments 89,633 43,623 Deferred tax assets 172,736 58,465 Taking into account that the second step has not been fully completed at the end of six month period ended June 30, 2015, Abengoa Yield has not been derecognized from the Consolidated Financial Statements and, given that Abengoa Yield was presented as an operating segment within the Concession-Type Infrastructures activity during part of the year 2014 and due to the significance that the activities carried out by Abengoa Yield had for Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. Current assets 1,224,179 580,441 Project debt (5,040,648) (3,457,156) Other non-current liabilities (1,961,106) (1,263,060) Other current liabilities (143,023) (102,539) In accordance with this standard, the results of Abengoa Yield for the six month period ended June 30, 2015 are considered as a discontinued operation, consequently are included under a single heading (‘Profit (loss) from discontinued operations, net of tax’) in Abengoa’s Consolidated Financial Statements for the six month period ended June 30, 2015. Additionally, for the six month periods ended June 30, 2015 and 2014, the impact of the discontinuity of the Abengoa Yield’s Income Statements, is as follows: For the six months ended 06.30.15 For the six months ended 06.30.14 Likewise, the Consolidated Income Statement for the six month period ended June 30, 2014, which is included for comparison purposes in Abengoa’s Consolidated Financial Statements for the six month period ended June 30, 2015, also includes the results generated by Abengoa Yield recorded under a single heading, for the activities which are now considered discontinued. Item Revenue 225,819 110,204 Other operating income 20,801 12,740 Operating expenses (122,757) (64,634) I. Operating profit 123,863 58,310 II. Financial expense, net (116,541) (76,241) III. Share of profit/(loss) of associates carried under the equity method 2,997 (312) IV. Profit before income tax 10,319 (18,243) V. Income tax benefit (5,657) (1,937) VI. Profit for the period from continuing operations 4,662 (20,180) VII. Profit for the period attributable to the Parent Company4,662(20,180) Total net assets and liabilities held for sale2,061,4451,438,234

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 29

Furthermore for the six month periods ended June 30, 2015 and 2014, the breakdown of the Consolidated Cash Flows Statements of Abengoa Yield is as follows:

Item	For the six months ended 06.30.15	For the six months ended 06.30.14
Profit for the year from continuing operations	4,662	(20,180)
I. Profit for the year from continuing operations adjusted by non monetary items	147,493	60,429
II. Variations in working capital	42,094	(62,392)
III. Interest and income tax received / paid	(118,584)	(48,667)
A. Net cash provided by operating activities	**71,003**	**(50,630)**
B. Net cash used in investing activities	**(80,685)**	**(58,008)**
C. Net cash provided by financing activities	**9,715**	**6,755**
Net increase/(decrease) in cash and cash equivalents	33	(101,883)
Cash, cash equivalents and bank overdrafts at beginning of the year	291,413	259,854
Cash, cash equivalents and bank overdrafts at beginning of the year related to the acquired companies	189,349	-
Translation differences cash or cash equivalent	(6,939)	1,244
Cash and cash equivalents at end of the year	**473,856**	**159,215**

Finally for the period ended June 30, 2015 and 2014, the amount of income recognized directly in equity related to Abengoa Yield amounts to €20,554 thousand and €-20,180 thousand, respectively.

Accelerate the sale of assets to Abengoa Yield

The plan to accelerate the sale of assets to Abengoa Yield under the Right of First Offer (ROFO) agreement approved by Abengoa's Board of Directors at the end of 2014 and beginning of 2015, has been completed during 2015 financial year after the close of the sale of certain concession projects (see Note 6.3).

Regarding the aforementioned agreement of sale, as of June, 30 2015, both Shams (STE plant in Abu Dhabi) and Kaxu Solar One (STE in South Africa) closings are subject to the customary approvals. As of July 30, 2015, the sale of Kaxu Solar One Ltd. has been closed. Regarding the sale of the stake in Shams, in opinion of the Directors, would be completed in the short term.

In addition to the foregoing, and following the plan to accelerate the sale of assets to Abengoa Yield, as of June 30, 2015 Abengoa's Board of Directors has approved the divestment of certain companies owning thermo-solar concessions in Spain and South Africa.

As of July 27, 2015 Abengoa has reached an agreement with Abengoa Yield to sell a fourth asset package comprised of two renewable assets for a total cash proceeds of approximately €277 million. The transaction has been approved by both Abengoa Yield and Abengoa's Board of Directors, not been is subject to financial closing by the purchaser. The assets consist of Solaben 1 and 6 (100MW solar complex), located in Spain.

Given that as of June 30, 2015, the previous companies are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the Consolidated Condensed Statement of Financial Position as of June 30, 2015.

As of June 30, 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Condensed Statements of Financial Position related to these companies and reclassified to assets and liabilities held for sale, is as follows:

Item	Balance as of 06.30.15	Balance as of 12.31.14
Fixed assets in projects	1,071,468	142,213
Investments in associates	145,111	37,901
Financial investments	4,593	297
Deferred tax assets	12,030	-
Current assets	70,673	35,463
Project debt	(602,735)	(126,170)
Other non-current liabilities	(14,420)	(491)
Other current liabilities	(1,346)	(2,210)
Total net assets and liabilities held for sale	**685,374**	**87,003**

The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction and development.

Following the agreement reached with the infrastructure fund EIG Global Energy Partners ('EIG'), on April 7, 2015 Abengoa Projects Warehouse I, LLP (APW-1) was incorporated, reaching therefore the final agreement to establish a Joint Venture (JV) to finance the construction of a portfolio of certain projects which will be acquired by this company, related to renewable and conventional power generation (Atacama I project in Chile, Abent T3 & ACC4T projects in Mexico) and power transmission assets in Brazil.

APW-1 capital structure will consist of 55% invested by EIG and a remaining non-controlling interest of 45% by Abengoa. This company will be jointly managed, so this will lead to, once the aforementioned projects have been acquired by the JV, Abengoa will no longer have a controlling interest in these assets.

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In connection with the acquisition of asset by JV APW-1, on April 2015, the first of the committed contribution by the agreement has been achieved, which specifically corresponds to CSP Atacama 1 and PV Atacama 1 (solar plant project companies located in the Atacama Desert, Chile, which combines tower technology based on molten salts (110 MW) and photovoltaic (100 MW)). The aforementioned projects, which until then were fully consolidated in the Consolidated Financial Statements, started to be recorded under the equity method after Abengoa no longer has a controlling interest in such projects, and Abengoa and EIG have started to control them jointly. The first acquisition of assets has been completed for a total amount of €194.9 million.

This loss of control of the above companies and consequently its recognition under the equity method, was accounted for through the derecognition of all its assets and liabilities from the Consolidated Financial Statements, as well as the recognition of the fair value of both the consideration received and the investment retained, according to IFRS 10 'Consolidated Financial Statements" with no significant differences arising from this loss of control in the Consolidated income statement.

Furthermore, in relation to the contribution of the power transmission assets in Brazil, at the end of June 2015, the sale of 46.29% stake on the holding company of the above assets has been closed. The transaction price was set at €240.2 million, which will bring Abengoa a cash inflow in the short term coinciding with the long-term project finance closing of each project included in the agreement (see Note 11).

As a result of this transaction, Abengoa will retain control over the holding company of such project, being fully consolidated in the Consolidated Financial Statements. Therefore, Abengoa has recorded Non-controlling interest amounting to €240 million in Equity.

Lastly, and in relation to Abent T3 & ACC4T projects companies' contribution to JV APW-1, the transaction price agreed is approximately €308.6 million and is subject to certain usual precedent conditions which are customary for this type of agreement, which in opinion of the Directors; the Company expects to be fulfilled in the short term.

Given that as of June 30, 2015 and December 31, 2014, the companies associated with previous projects Abent 3T and ACC4T are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the respective Consolidated Statement of Financial Position. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

As of June 30, 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position reclassified to assets and liabilities held for sale, is as follows:

Item	Balance as of 06.30.15	Balance as of 12.31.14
Fixed assets in projects	1,879,091	1,710,429
Financial investments	20	44
Deferred tax assets	2,151	47
Current assets	85,196	33,348
Project debt	(276,548)	(252,784)
Other non-current liabilities	(24,205)	(13,646)
Other current liabilities	(47,318)	(115,346)
Total net assets and liabilities held for sale	**1,618,387**	**1,362,092**

These net assets and liabilities are equivalent to their carrying amount before being classified as held for sale.

7.2. Assets held for sale (shares in Linha Verde Transmissora de Energía, S.A.)

During 2014 financial year, the Company signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. ('Linha Verde'), a company with a concession of an electric transmission line in Brazil which is currently in pre-operational stage. As of December 31, 2014, the sale was subject to the closing conditions customary for the sale of these types of assets.

During May 2015, Abengoa closed the sale of the aforementioned stake by a total amount of 45.8 million Brazilian Real (approximately €13 million), which did not have any material impact in the Consolidated Income Statement.

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Note 8.- Intangible assets and property, plant and equipment

8.1. The detail of the main categories included in intangible assets as of June 30, 2015 and December 31, 2014 is as follow:

Item	Goodwill	Development assets	Other	Total
Intangible assets cost	469,200	1,178,907	317,573	1,965,680
Amortization and impairment	-	(219,712)	(98,500)	(318,212)
Total as of June 30, 2015	**469,200**	**959,195**	**219,073**	**1,647,468**

Item	Goodwill	Development assets	Other	Total
Intangible assets cost	487,645	1,063,405	295,478	1,846,528
Amortization and impairment	-	(192,587)	(85,567)	(278,154)
Total as of December 31, 2014	**487,645**	**870,818**	**209,911**	**1,568,374**

8.2. The detail of the main categories included in Property, plant and equipment as of June 30, 2015 and December 31, 2014 is as follow:

Item	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	526,930	1,359,901	68,877	110,376	2,066,084
Depreciation and impairment	(126,884)	(561,570)	-	(69,572)	(758,026)
Total as of June 30, 2015	**400,046**	**798,331**	**68,877**	**40,804**	**1,308,058**

Item	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	513,103	1,303,197	59,441	103,392	1,979,133
Depreciation and impairment	(117,892)	(515,207)	-	(58,721)	(691,820)
Total as of December 31, 2014	**395,211**	**787,990**	**59,441**	**44,671**	**1,287,313**

8.3. As of June 30, 2015, there was no impairment evidence in our tangible or intangible assets based on the Director's available information.

Note 9.- Fixed assets in projects

There are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements.

9.1. The detail of Concession assets in projects as of June 30, 2015 and December 31, 2014 is as follows:

Item	Balance as of 06.30.2015
Concession assets in projects cost	3,828,182
Amortization and impairment	(136,893)
Total as of June 30, 2015	**3,691,289**

Item	Balance as of 12.31.2014
Concession assets in projects cost	5,225,173
Amortization and impairment	(282,984)
Total as of December 31, 2014	**4,942,189**

The decrease in the cost of concession assets is primarily due to the classification as assets held for sale of assets corresponding to the companies mentioned in Note 7.1.

As of June 30, 2015, concessional financial assets amount to €695,758 thousand.

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9.2. The detail of the main categories included in Other assets in projects as of June 30, 2015 and December 31, 2014 is as follows:

Item	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	310,188	1,006,422	29,485	373,424	75,665	1,795,184
Depreciation and impairment	(76,583)	(327,934)	-	(144,540)	(28,873)	(577,930)
Total as of June 30, 2015	**233,605**	**678,488**	**29,485**	**228,884**	**46,792**	**1,217,254**

Item	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	305,587	997,274	22,391	372,170	78,987	1,776,409
Depreciation and impairment	(67,591)	(304,027)	-	(131,902)	(26,713)	(530,233)
Total as of December 31, 2014	**237,996**	**693,247**	**22,391**	**240,268**	**52,274**	**1,246,176**

Note 10.- Investments accounted for using the equity method

10.1. The detail of the main categories included in Investments accounted for using the equity method as of June 30, 2015 and December 31, 2014 is as follow:

Item	Balance as of 06.30.15	Balance as of 12.31.14
Associates	38,431	33,425
Joint Ventures	292,082	277,836
Total Investments accounted for using the equity method	**330,513**	**311,261**

The most significant variations in associates and joint ventures during the six month period ended June 30, 2015 correspond mainly to the acquisition by APW-1 of renewable power generation assets (solar plant project in the Atacama Desert, Chile), APW-1 is a joint venture managed by Abengoa and EIG, as described on Note 7.1, being started to be recorded under the equity method. Futhermore, the increase is partially offset by Kaxu Solar One Ltd. and Helioenergy 1&2, project companies which started to be fully consolidated and as of June 30, 2015 have been classified as assets held for sale and discontinued operations, respectively, their assets and liabilities are included under a single heading in Assets held for sale and liabilities held for sale, respectively, within the Consolidated statements of financial position (see Note 6.4).

Note 11.- Financial Investments

The detail of the main categories included in financial investment as of June 30, 2015 and December 31, 2014 is as follows:

Item	Balance as of 06.30.15	Balance as of 12.31.14
Available for sale financial assets	40,154	39,466
Other receivable accounts	674,196	641,024
Derivative assets	15,225	5,997
Total non-current financial investments	**729,575**	**686,487**

Item	Balance as of 06.30.15	Balance as of 12.31.14
Available for sale financial assets	8,739	7,183
Other receivable accounts	1,382,353	1,026,528
Derivative assets	29,629	14,842
Total current financial investments	**1,420,721**	**1,048,553**
Total financial investments	**2,150,296**	**1,735,040**

The most significant variations in financial investments during the six month period ended June 30, 2015 are due to the increase of deposits to guarantee certain projects, as well as a receivable account amounting to €240,2 million related to a minority interest of the power transmission assets in Brazil sale to APW-1 (see Note 7.1).

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Note 12.- Derivative financial instruments

The fair value of derivative financial instruments as of June 30, 2015 and December 31, 2014 is as follows:

	06.30.15		12.31.14	
Item	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives – cash flow hedge	14,348	30,672	6,017	13,163
Interest rate derivatives – cash flow hedge	13,341	9,008	5,271	215,308
Interest rate derivatives – non-hedge accounting	-	30,495	-	33,163
Commodity derivatives – cash flow hedge	15,283	45,739	8,806	30,882
Embedded derivatives of convertible bonds, exchangables bond and shares options	1,882	42,316	745	12,519
Total	**44,854**	**158,230**	**20,839**	**305,035**
Non-current part	15,225	66,678	5,997	225,298
Current part	29,629	91,552	14,842	79,737

Fair value of derivative assets increased in the six month period ended June 30, 2015 mainly due to increase in the fair value of exchange rate derivatives due to the appreciation of the US dollar against euro, partially offset by depreciation of Brazilian real against US dollar and to the new interest rate option purchased during the period.

The fair value of derivative liabilities decreased in the six month period ended June 30, 2015 mainly due to the classification of derivative financial instruments of companies classified as held for sale as financial assets held for sale and to a decrease by a favorable evolution of hedging interest rate derivatives due to a decrease of the interest rate in euro.. Additionally, there has been an increase of fair value of embedded derivates due to the issuance of the exchangeable notes Abengoa Yield maturing in 2017 (see Note 18.3), as well as to an increase of the notional amounts of exchange rate hedges and increase by evolution of commodities prices related mainly to aluminum.

The fair value amount recognized in the Consolidated Income Statement in the six month period ended June 30, 2015 for the financial instruments derivatives designated as hedging instruments is a loss of €49,466 thousand (loss of €35,267 thousand in the six month period ended June 30, 2014).

At the end of the six period ended June 30, 2015, the net amount of the fair value of derivatives recorded directly in the Consolidated Income Statement as a result of not meeting all the requirements of IAS39 to be designated as accounting hedges represented a loss of €1,918 thousand (loss of €11,589 thousand for the six months ended June 30, 2014).

Note 13.- Inventories

Inventories as of June 30, 2015 and December 31, 2014 were as follows:

Item	Balance as of 06.30.15	Balance as of 12.31.14
Goods for sale	4,985	8,992
Raw materials and other supplies	163,561	116,714
Work in progress and semi-finished products	1,132	1,135
Projects in progress	68,068	40,712
Finished products	97,305	73,101
Advance Payments to suppliers	93,652	54,135
Total	**428,703**	**294,789**

Note 14.- Clients and other receivable accounts

The breakdown of Clients and Other Receivable Accounts as of June 30, 2015 and December 31, 2014 is as follows:

Item	Balance as of 06.30.15	Balance as of 12.31.14
Customer receivables	549,788	592,628
Unbilled revenues	836,751	913,122
Bad debt provisions	(84,132)	(82,209)
Tax receivables	679,059	595,784
Other debtors	201,526	137,591
Total	**2,182,992**	**2,156,916**

The fair value of Clients and other receivable accounts does not differ significantly from its carrying value.

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 34 ABENGOA Note 15.-Share Capital As of June 30, 2015 the share capital amounts to €92,072,308 corresponding to 920,824,128 shares completely subscribed and disbursed, divided into two distinct classes, as follows: shares and 13,396,448 Class B shares, at their respective par values, in other words 1 euro for the Class A shares and 0.01 euro for the Class B shares. The total amount of the increase was therefore €944,546.48, of which €810,582 corresponded to the Class A shares issued and €133,964.48 to the Class B shares. During six month period ended June 30, 2015 two capital reductions have taken place by reducing 542,563 Class A shares into Class B shares, which has led to a capital reduction of €537 thousand. ›83,701,077 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights (‘Class A Shares’). As of May 4, 2015, in connection with the €400 million convertible bonds maturing in 2019 conversion, the share capital has been increased for a total amount of €810 thousand with the issue of 81,054,408 Class B shares at its respective par values (see Note 18.3). ›837,123,051 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which affords its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company’s by laws (‘Class B Shares’ and, together with class A shares, ‘Shares with Voting Rights’). After the end of the six month period ended June 30, 2015, a capital reduction has taken place, through which 100,370 Class A shares converted into class B shares, which has resulted in a reduction of capital of €99 thousand. As a result of the aforementioned transaction, the Abengoa S.A. share capital as of July 30, 2015, amounts to €91,972,941 corresponding to 920,824,128 shares completely subscribed and disbursed, and divided into two distinct classes of shares: 83,600,707 class A shares and 837,223,421 class B shares. In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages (voting rights) and the information received from relevant parties, shareholders with a significant holding as of June 30, 2015 are as follows: As of June 30, 2015 treasury stock amounted to 40,411,139 shares, which 5,541,956 are class A shares and 34,869,183 class B shares. Shareholders Share % Inversión Corporativa IC, S.A. (*) 51.30 Regarding the operations carried out during the period, the number of treasury stock purchased amounted to 5,588,843 class A shares and 76,673,931 class B shares and treasury stock transferred amounted to 5,597,419 class A shares and 77,878,481 class B shares, with a net increase of €3,209 thousand recognized in equity. Finarpisa, S.A. (*) 6.17 (*) Inversión Corporativa Group. On September 30, 2012, the Extraordinary General Shareholders’ Meeting approved a capital increase of 430,450,152 class B shares with a nominal value of €0.01per share, charged to our freely available reserves, which have been distributed for no consideration to all existing shareholders on the basis of four class B shares for each class A share or class B share which they held. This Extraordinary General Shareholders’ Meeting approved a right of voluntary conversion for the class A shareholders to convert their class A shares with a nominal value of 1 Euro into class B shares with a nominal value of 0.01 Euros during pre-set windows until December 31, 2017. Following the exercise of this right, after each conversion window, a capital reduction has taken place and will take place, by reducing the par value of the number of converted class A shares to by 0.99 Euros per share, with a credit to restricted reserves. As of July 17, 2015, Abengoa S.A. has completed the placement process carried out with qualified investors of a total of 34,869,183 class B shares, representing 4.17% of all class B shares of Abengoa, S.A., consequently from this date; the company does not hold any class B share as treasury share. The value of the transaction has amounted to a total of €97,634 thousand in cash, equivalent to a sale price of €2.80 per class B share, being committed to a lock-up over its shares from yesterday until 60 days after the date of settlement of the Placement, with certain exceptions. In addition, Abengoa S.A. has signed a transaction in financial derivatives “call spread” on the same number of shares, which allows them to certain market value increases of class B share which may have over the next twelve months. As of June 30, 2015, Abengoa has issued a total of 20,709,730 warrants of class B shares, at an exercise price of €0.01, which are transmissible, and which afford to the holder (First Reserve Corporation) the right to subscribe a Class B share from Abengoa for each warrant and to receive a cash sum equivalent to the dividend per share which would be declared in case the right to subscribe the corresponding shares would have been exercised. On April 6, 2014, the Ordinary General Shareholders’ Meeting approved the paid-up capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 means of a ‘scrip dividend’. On April 23, 2014 the period for trading the free allotment rights corresponding to the aforementioned capital increase ended. During the period established for such purpose, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa did so. As such, on April 22, 2014, Abengoa proceed to acquire such rights in the total gross amount of € 39,057 thousand. The capital increase was carried out on April 23, 2014 with the issue of 810,582 Class A The General Shareholders’ meeting held on March 29, 2015 approved a dividend of €0.113 per share, which totals €94,894 thousand, compared to €91,637 thousand in the previous year. On April 17, 2015 the dividend was distributed in one single payment.

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 35 ABENGOA The Company has terminated, with effects as of 21 April 2015 and in accordance with its terms, the liquidity agreement that, in respect of its Class B shares, was entered into with Santander Investment Bolsa, S.V. on 8 November 2012. Obtaining this financing is considered as a temporary funding transaction and is equivalent to the advances that clients traditionally make during the different execution phases of a construction project or works. Bridge loan has specific characteristics compared to traditional advances from clients. For example the funds are usually advanced by a financial institution (usually for terms of less than 2-3 years), although there are similarities in the implicit risk that mainly relates to the capacity of the company that is going to own the project to construct it correctly in time and form. Note 16.-Non-controlling interest For the six month period ended June 30, 2015, non-controlling interest has increased mainly due to the divestment of 13% Abengoa stake in Abengoa Yield on January 22, 2015 via the sale in an underwritten public offering of ordinary shares in Abengoa Yield (€193 million) (see Note 6.2), to the share capital increase with non-controlling interest by Abengoa Yield to fund the third package of concessional assets acquisition (€299 million) (see Note 6.3) and to the sale of 46.29% stake on the holding company of power transmission assets in Brazil included in the agreement reached with APW-1 (€240 million) (see Note 7.1). The specific funding requirements that usually accompany bridge financing agreements include the following: ›The funds that are drawn down as the project is executed can only be used for developing the project to construct the asset, and ›The obligation to use the project finance to repay the bridge loan. This means that conversion of the bridge loan in a long-term project finance arrangement has a very high degree of security from the start of the project because there is a comfort letter or support from the institutions that are going to participate in the long-term financing. As we recently pointed out to our shareholders and investors, Abengoa has managed to substitute this bridge loan with the project finance in all of the projects (more than 110 during the company’s history) that it has developed. This enables it to offer a high degree of certainty and confidence regarding the financing of these projects, and to our minority shareholders involved in them (when they exist), as well as to the institutions that have committed the project finance. Note 17.-Project debt The Consolidation Group includes interests in various companies that, in general, have been created to develop an integrated product that consists of designing, constructing, financing, operating and maintaining a specific infrastructure (usually a large-scale asset such as a power transmission line). These may be owned outright or under a concession arrangement for a specific period of time and and whose financing sources are various non-recourse project financing schemes (project finance). In terms of guarantees, both the bridge loan and the project finance have the same technical guarantees from the contractor in relation to price, deadlines and performance. Project finance (non-recourse financing) is generally used as a means of constructing an asset, using the assets and cash flows of the company (or group of companies) that will perform the activity associated with the project being financed as collateral. In most cases the assets and/or contracts are used as a guarantee against repayment of the financing. This means that conversion of the bridge loan in a long-term project finance arrangement has a very high degree of security from the start of the project because there is a comfort letter or support from the institutions that are going to participate in the long-term financing. As we recently pointed out to our shareholders and investors, Abengoa has managed to substitute this bridge loan with the project finance in all of the projects (more than 110 during the company’s history) that it has developed. This enables it to offer a high degree of certainty and confidence regarding the financing of these projects, and to our minority shareholders involved in them (when they exist), as well as to the institutions that have committed the project finance. Compared to corporate financing, the project finance has certain key benefits, which include a longer borrowing period (due to the profile of the cash flows generated by the project) and a clearly defined risk profile. Despite having a commitment from a financial institution during the awarding phase of the project and since the financing is usually completed in the latter stages of a construction project –mainly because these projects require a significant amount of technical and legal documentation to be prepared and delivered that is specific to the project (licenses, authorizations, etc.) –bridge loan (Non-recourse finance in process) needs to be available at the start of the construction period in order to begin construction activities as soon as possible and to be able to meet the deadlines specified in the concession agreements. In terms of guarantees, both the bridge loan and the project finance have the same technical guarantees from the contractor in relation to price, deadlines and performance. The difference is that the bridge loan in most cases also has corporate guarantee from the project’s sponsor in order to cover the possibility of a delay in the financial closing of project finance.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 36

Both guarantees (contractor and sponsor) are intended to underwrite the future cash flows from the project in the event that technical risks give rise to variations in them (failure to comply with the construction schedule or with the deadlines for finalizing the project finance).

This latter risk is particularly remote since there is a very high degree of security from the start with regards to conversion of the bridge loan into the project finance, as we have said.

Therefore the bridge loan and the project finance are –from a contractual perspective– independent loan transactions, although they are linked in terms of their overall aim (for example, with the exception of the aforementioned guarantees, both share the same risks; their sole purpose is for financing projects; they are generally repaid with funds from the project itself; and they are separate from the company's other cash sources) and commercially (the financial institution itself has an interest in favorably resolving the continuity of both transactions). These two types of financing are therefore considered to be similar in terms of managing the company's business.

Consequently, the internal criteria for classifying a financial liability in the Consolidated Condensed Statement of Financial Position as project debt is based on the characteristics and use of that financing and not on the guarantees provided, since the security and predictability of the substitution process (based on past guarantees) means that this guarantee is more theoretical or hypothetical with regards to its use (such a guarantee has never been used by the nominal beneficiaries).

In relation to the return on the project, it has always been more beneficial to obtain bridge loan via the special purpose entity responsible for operating and maintaining the asset to be constructed. However, during the last year the cheaper cost of financing obtained at a corporate level has enabled projects to be financed centrally, generating important competitive advantages as well as reducing start times for project construction. Consequently, during 2014 financial year and in the six month period ended June 30, 2015 bridge loans with a corporate guarantee were issued, structured in a similar way to the bridge loans used previously in terms of their purpose (project financing) and repayment (from project cash flows). This financing is therefore also considered to be similar to the project finance in terms of managing the business and the company's risk and it is therefore classified under the same heading.

17.1. The details of project debt applied to projects, for both non-current and current liabilities, as at June 30, 2015 and December 31, 2014 is as follows:

Project debt	Balance as of 06.30.15	Balance as of 12.31.14
Project finance (Non-recourse project financing)	1,850,405	3,011,702
Project bridge loan (Non-recourse project financing in process)	2,189,447	1,946,412
Total project debt	**4,039,852**	**4,958,114**
Non current	3,552,136	4,158,904
Current	487,716	799,210

During six month period ended June 30, 2015 non-recourse financing decreased due to the classification as liabilities held for sale of project finance or bridge loans corresponding to companies classified as held for sale (€-1,049 million) and the repayment of the bridge loan of the Zapotillo aqueduct project in Mexico (€-261 million). Most significant increases are due to Abengoa Greenbridge, S.A bridge loan for an amount of to €216 million, and the new bridge loan obtained by Abengoa Concessions Investments Limited by an amount of €171 million.

With respect to aforementioned project bridge loan of Abengoa Greenbridge, S.A., this is in line with a senior unsecured notes private program guaranteed by Abengoa, S.A. for an initial available amount of €125 million, which may be increased up to €425 million, which was signed on October 1, 2014. The proceeds will be used to finance, in whole or in part, the development of renewable projects until the moment when long term third party project financing is obtained.

In relation to Abengoa Concessions Investments Limited new project bridge loan, on June 29, 2015 this company entered into a margin loan facility agreement for the financing of the promotion, development and construction of concessional project, pursuant to which the company is entitled to borrow up to $200 million, maturing in 24 months following the utilization date and It bears interest at Libor + 290 basis points. Under the terms of the loan, ACI agreed to pledge and grant a security interest in 14,000,000 ordinary shares of Abengoa Yield have been pledge and grant a security interest in, in favor of the financial institution. Upon the exercise of certain events that are customary for this type of loan, the financial institution may exercise its right to require the pre-payment of the Margin Loan, post additional collateral or foreclose on, and dispose of, the pledged shares. This loan does not have personal guarantees from any subsidiary of the group.

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The table below lists projects with bridge loan in progress (bridge loan) as of June 30, 2015 (amount in thousands of Euros):

Item	LAT Brasil (1)	Hospital Manaus	Abent T3	ACC4T	Atacama Solar Platform (1)	San Antonio Water	Total
Construction start date	mar-13 / ago-14	apr-13	sep-13	sep-14	apr-14/may-15	dic-14	-
Estimated end date	feb-16 / jul-18	ago-15	jan-17	jul-17	apr-16/fmar-18	oct-19	-
Estimated amount of the contract (EPC)	2,220,131	136,129	1,021,053	590,547	2,438,149	577,447	6,983,456
Bridge financing start date	mar-13/sep-14	dic-13	sep-14	dic-14	ago-14/may-15	dic-14	-
Bridge financing maturity date	jul-15/sep-19 (2)	sep-15	sep-19 (2)	dic-19	oct-17/jul-19 (2)	jul-19 (2)	-
Anticipated LT financing start date	jul-15/sep-17	jul-15	dic-15	mar-16	sep-15/jun-16	may-16	-
LT financing duration	Up to 15,5 years	Up to 12 years	Up to 18 years	Up to 21 years	Up to 18 years	Up to30 years	-
LT financing expected amount committed	1,333,234	83,747	690,448	512,504	2,174,275	683,718	5,477,926
Bridge financing amount drawn (3)	1,258,308	60,083	265,535	97,963	458,378	49,180	2,189,447
Guarantee type (4)	Contractor and Sponsor / Corporate	Contractor and Sponsor	Contractor and Sponsor / Corporate	Corporate	Contractor and Sponsor / Corporate	Corporate	-

(1) Includes the transmission line projects in Brazil relating to ATE XVI Transmissora de Energía, S.A. (Miracema), ATE XVII Transmissora de Energía, S.A. (Milagres), ATE XVIII Transmissora de Energía, S.A. (Estreito), ATE XIX Transmissora de Energía, S.A. (Luiz Gonzaga), ATE XX Transmissora de Energía, S.A. (Teresina), ATE XXI Transmissora de Energía, S.A. (Parauapebas), ATE XXII Transmissora de Energía, S.A., ATE XXIII Transmissora de Energía, S.A. and ATE XXIV Transmissora de Energía, S.A., and to solar plant project in the Atacama Desert, Chile, which combines tower technology based on molten salts and photovoltaic.

(2) Once the long-term funding associated with the projects has been obtained, the issuer will use the funds from the Green Bond to finance other Green Projects, selected according to the "Use of Funds" requirements specified in the Offering Memorandum. Additionally, for funds from tranch B (see Note 18), after long-term funds obtained can be allocated to developing new projects after fulfilling the requirements specified in the financing agreement.

(3) Excludes amounts withdrawn from the project bridge loans, which have been issued by the projects with Contractor and Sponsor guarantee, amounting to €506,773 thousands and which have been transferred to liabilities held for sale (see Note 7).

(4) The guarantee references "Contractor and sponsor" refer to corporate guarantees mainly related to the bridge financing of the projects. The references to "Corporate" guarantees refer to guarantees related to the Green Bonds. These guarantees cover all of the indicated bridge financing.

17.2. The repayment schedule for project debt, as of June 30, 2015 is as follows and is consistent the projected cash flows of the related projects:

Rest 2015	Between January and June 2016	Between July and December 2016	2017	2018	2019	2020	Subsequents years
323,551	164,165	338,766	407,831	843,210	704,663	303,659	954,007

Note 18.- Corporate financing

18.1. The breakdown of the corporate financing as of June 30, 2015 and December 31, 2014 is as follows:

Non-current	Balance as of 06.30.15	Balance as of 12.31.14
Credit facilities with financial entities	1,403,429	871,613
Notes and bonds	2,732,689	2,755,993
Finance lease liabilities	23,294	24,064
Other loans and borrowings	94,707	97,029
Total non-current	**4,254,119**	**3,748,699**

Current	Balance as of 06.30.15	Balance as of 12.31.14
Credit facilities with financial entities	566,675	444,386
Notes and bonds	913,923	1,096,965
Finance lease liabilities	10,246	10,927
Other loans and borrowings	19,471	24,373
Total current	**1,510,315**	**1,576,651**
Total corporate financing	**5,764,434**	**5,325,350**

The increase during the six month period ended June 30, 2015 in long term corporate financing was mainly produced by the year-end tranch A outstanding withdrawn by an amount of €500 million of the syndicate loan, as well as the issuance of €279 million in exchangeable note Abengoa Yield due 2017 and €375 million in ordinary note due 2020, partially offset by the transfer to current liabilities of €500 million from the 2016 ordinary bonds and the partial early conversion of €238.3 million nominal of the convertible bonds maturing in 2019 (see Note 18.3). In short-term corporate financing on top of the above mentioned transfer, the decrease was also affected by conversion option exercised related to the 2017 convertible notes by an amount of €244 million on February 3, 2015 (see Note 18.3), as well as the cancellation of the 2015 ordinary bonds.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 38

18.2. Credit facilities with financial entities

As of June 30, 2015 the debt repayment calendar was as set out in the following table:

	Rest 2015	Between January and June 2016	Between July and December 2016	2017	2018	2019	2020	Subsequent years	Total
Syndicated loan	-	-	-	-	409,794	273,196	-	-	682,990
ICO financing	36,335	-	-	-	-	-	-	-	36,335
Instalaciones Inabensa SA financing	24,712	35,999	36,335	70,403	51,823	49,531	1,610	5,633	276,046
Abener Energia SA financing	68,245	30,927	33,174	57,251	59,577	35,679	24,342	18,985	328,180
Remaining loans	219,379	151,078	25,436	79,610	50,248	50,681	13,287	56,834	646,553
Total	**348,671**	**218,004**	**94,945**	**207,264**	**571,442**	**409,087**	**39,239**	**81,452**	**1,970,104**

To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a financial ratio (Net Financial Debt/Corporate EBITDA) with the financial institutions.

According to the financing agreements, the maximum limit of this ratio is 2.5 starting December 31, 2014. As of June 30, 2015, Corporate Net Debt/EBITDA financial ratio is 1.8.

18.3. Notes and bonds

The table below shows the notional maturities of the existing notes as of June 30, 2015:

Item	Rest 2015	Between January and June 2016	2017	2018	2019	2020	2021
Exchangeable notes Abengoa Yield	-	-	250,314	-	-	-	-
Convertible notes Abengoa	-	-	5,803	-	161,700	-	-
Ordinary notes Abengoa	-	500,000	583,169	550,000	-	778,732	500,000
Commercial paper Abengoa Mexico	73,253	36,531	-	-	-	-	-
Euro-Commercial Paper Programme (ECP) (*)	211,067	25,525	-	-	-	-	-
Total	**284,320**	**562,056**	**839,286**	**550,000**	**161,700**	**778,732**	**500,000**

(*) With possibility of renewal

In accordance with IAS 32 and 39 and the Terms and Conditions of the issuance in all convertible notes except for the 2019 notes, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bonds are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. This applies to 2017 convertible bonds and exchangeable notes Abengoa Yield 2017.

Convertible notes 2017

In relation to the €250 million convertible bonds maturing in 2017 issued on February 3, 2010, the carrying value amount of the liability component of this bond at June 30, 2015 amounted to €5,032 thousand (€216,768 thousand at December 31, 2014).

On February 3, 2015, certain bondholders exercised the conversion option amounting to €244,400 thousand, corresponding to principal plus interest accrued and unpaid to date. The remaining bondholders, amounting to €5,600 thousand, chose not to exercise the option and wait until the maturity in 2017.

Furthermore, following distribution of the 2014 financial year on April 17, 2015 (see Note 15), the conversion price of the Notes has been adjusted from €5.35 per class B share to €5.24 per class B share with effect from 17 April 2015.

As of February 3, 2015, the fair value of the derivative liability embedded in the convertible bonds was €14,079 thousand, while its fair value as of December 31, 2014 amounted to €4,021 thousand. The decrease in fair value has been recorded as an expense amounting to €10,058 thousand in the Consolidated Income Statement for the six months ended June 30, 2015. Additionally, the expense recognized in the Consolidated Income Statement for the six months ended June 30, 2015 was €17,553 due to the early repayment. Furthermore, the fair value related to not exercised option was €138 thousand as of June 30, 2015 while its fair value as of February 3, 2015 amounted to €315 thousand. The decrease in fair value has been recorded as an income amounting to €209 thousand in the Consolidated Income Statement for the sixmonths period ended June 30, 2015.

Convertible notes 2019

In relation to the €400 million convertible bonds maturing in 2019 issued on January 17, 2013, the carrying value of the liability component of the bond as of June 30, 2015 amounts to €134,041 thousand (€323,209 thousand as of December 31, 2014).

At the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred by Clause 6 (j) (Settlement in cash) of the Terms and Conditions of this convertible bond, which grants Abengoa the right to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible bond, which totaled €62,894 thousand, was reclassified as equity since after that date the conversion option meets the definition of an equity instrument.

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 39 ABENGOA Exchangeable notes Abengoa Yield 2017 During April 2015, Company launched an offer with the aim of converting up to €200 million Bonds into fully paid class B shares of Abengoa and a cash amount in accordance with the terms and conditions of the notes. On March 5, 2015, Abengoa S.A. issue a senior unsecured exchangeable notes exchangeable into existing ordinary shares of Abengoa Yield plc, a subsidiary of Abengoa S.A. whose shares are listed on the NASDAQ Global Select Market, for US$279 million. Subsequently, the Company, in accordance with the terms and conditions of the Auction contained in the Invitation Memorandum dated April 7, 2015, decided to accept applications for conversion from Noteholders corresponding to a total principal amount of €238.3 million (representing 59.6% of the total principal amount of Notes outstanding), above the initial amount addressed. On April 9, 2015, once the accelerated bookbuilding process of class B was completed, the cash amount that the company has to pay accepting noteholders has been set at €25,366.81 per €100,000 principal amount of Notes, amounting to €60,449 thousand the total cash amount to be paid to noteholders. The expense recognized in the Consolidated Income Statement for the six month ended June 30, 2015 amounts to €15,141 thousand due to the conversion. The principal terms and conditions that have been determined are the following: a) The size of the Offering is USD 279 million. b) The Notes will mature on 5 March 2017. c) The Notes will accrue a fixed annual coupon of 5.125% payable semi-annually in arrear, beginning on 5 September 2015. d) The Notes will be initially exchangeable into 7,202,602.23 shares of Abengoa Yield (exchange property) at an exchange price of USD 38.736 per share. The Notes will be voluntarily exchangeable into shares of Abengoa Yield from the period commencing on 180 days after Closing Date as set out in the Terms and Conditions, subject to cash payment in certain circumstances. As of May 4, 2015, the corresponding share capital increase has been recorded for a total of 81,054,408 Class B shares of one euro cent (0.01€) of face value each, increasing share capital of Abengoa by an amount of €810 thousand (see Note 15). Furthermore, following distribution of the 2014 financial year on April 17, 2015 (see Note 15), the conversion price of the Notes has been adjusted from €2.98 per class B share to €2.94 per class B share with effect from 17 April 2015. Following the stipulations of IAS 39, the value of the liability component of the exchangeable bonds on June 30, 2015 amounts to €218,006 thousand. In addition, the initial valuation of the embedded derivative implicit liability component generated in the exchangeable bond issue was €31,347 thousand and its valuation on June 30, 2015 was €26,673 thousand with an impact on the income statement for the difference between the two preceding values and which amounts to €4,674 thousands in financial income (€3,503 thousands and €1,171 thousands corresponding to financial income and net exchange differences, respectively). Ordinary notes Abengoa 2020 At the end of April 2015, Abengoa Finance, S.A.U., a subsidiary of Abengoa S.A., issue an ordinary bond for €375 million among institutional and qualified investors. In summary, the terms and conditions of the issuance are as follows: a) The Notes were issued for €375 million. In connection with the Dividend of US$0.2592 per Abengoa Yield received on 16 March 2015, the exchange price has been adjusted to US$38.439 and the exchange property comprises 7,258,169.53 Abengoa Yield Shares, with effect from March 25, 2015. In addition, dividend of US$0.34 per Abengoa Yield received on June 15, 2015, the exchange price has been adjusted to US$38.083 and the exchange property comprises 7,326,189.56 Abengoa Yield shares, with effect from June 24, 2015. b) The Notes will mature on Abril 2020. c) The Notes accrue a fixed annual interest of 7% payable semiannually. d) The Notes are jointly guaranteed by Abengoa, S.A. and certain subsidiaries of the group. e) The Notes have been priced at 97,954% of their nominal amount. The company has set aside the net proceeds from the notes in the form of cash or readily marketable securities to repay part of the €500 million principal amount of its 8.50% senior notes due 2016 at or prior to their March 31, 2016 maturity date.

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 40 ABENGOA Note 19.-Trade payables and other current liabilities Trade payables and other current liabilities as of June 30, 2015 and December, 31, 2014 are shown in the following table: Note 20.-Finance income and expenses The following table sets forth our Finance income and expenses for the six month period ended June, 30, 2015 and 2014: For the six months ended 06.30.15 For the six months ended 06.30.14 Finance income Balance as of 06.30.15 Balance as of 12.31.14 Item Interest income from loans and credits 22,864 17,111 Trade payables for purchases of goods 4,425,573 4,034,367 Interest rates benefits derivatives: cash flow hedges 28,630 4,775 Trade payables for services 989,683 1,061,871 Interest rates benefits derivatives: non-hedging 2,872 263 Billings in excess and advance payments from clients 249,897 245,970 Remunerations payable to employees 69,024 52,211 Suppliers of intangible assets current 58,501 12,522 For the six months ended 06.30.15 For the six months ended 06.30.14 Other accounts payables 157,470 148,227 Finance expenses Expenses due to interest: - Loans from credit entities (169,417) (108,856) - Other debts (198,410) (169,932) Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant. Interest rates losses derivatives: cash flow hedges (35,364) (40,751) Interest rates losses derivatives: non-hedging (4,789) (11,909) For the six month period ended June 30, 2015 finance income has increased when compared to the same period of the previous year, mainly due to change of value of the time value of interest rate cash flow hedge derivates. Finance expenses have increased for the six month period ended June 30, 2015 when compared to the same period of the previous year, mainly due to 2017 convertible bond early repayment by an amount of €17 million (see Note 18.3), as well as to increase of notes and bonds finance expenses, and because of the lower capitalization of interest expense financing projects under construction, due to various projects coming into operation in 2015, partially offset by a decrease of expenses recognized related to change of value of the time value of interest rate cash flow hedge derivates. The net financial expenses for non-recourse financing project companies is €-137,109 thousand (€-99,428 thousand for the six month period ended June 30, 2014). Furthermore, ‘Other net finance income and expenses’ has changed mainly due to 2019 convertible bond early conversion by an amount of €15 million (see Note 18.3). Net financial loss(353,614)(309,299) Total(407,980)(331,448) Total5,950,1485,555,168 Total54,36622,149

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 41

Note 21.- Income tax

21.1. The effective tax rate for the period presented has been established based on Management's best estimates.

21.2. The effective tax rate for the six month period ended June 30, 2015 was lower than the effective tax rate for the same period in the previous year due to the contribution to Abengoa's profit from results from other countries.

Note 22.- Fair value of financial instruments

The information on the financial instruments measured at fair value, is presented in accordance with the following:

- Level 1: assets or liabilities listed on active markets.
- Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: Measured on inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following is a breakdown of the Group's assets and liabilities measured at fair value as of June 30, 2015 and December 31, 2014 (except assets and liabilities with a carrying amount close to their fair value, non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 06.30.15
Non-hedging derivatives	-	(55,425)	(15,504)	(70,929)
Hedging derivatives	-	(42,447)	-	(42,447)
Available-for-sale	2,727	-	46,166	48,893
Total	**2,727**	**(97,872)**	**30,662**	**(64,483)**

Category	Level 1	Level 2	Level 3	Balance as of 12.31.14
Non-hedging derivatives	-	(36,439)	(8,498)	(44,937)
Hedging derivatives	-	(239,259)	-	(239,259)
Available-for-sale	33	-	46,616	46,649
Total	**33**	**(275,698)**	**38,118**	**(237,547)**

The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 12).

The caption Non-hedging derivatives accounting includes the fair value of the derivatives embedded in the exchangeable and convertible notes (except for the 2019 notes), the fair value of the call options over Abengoa's own shares, as well as those derivatives purchased with the purpose of hedging market risk (interest rate, foreign exchange or commodities) that do not fulfill all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view.

Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.).

The valuation method used to calculate the fair value was discounting cash flows based on the last business plan available, using as discount rate the weighted average cost of capital (WACC) of 10%. A sensitivity

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 42 ABENGOA Note 23.-Earnings per share 23.1. Basic earnings per share Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during the period. analysis has also been made considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value. Additionally, the embedded derivative of the convertible loan received as part of the consideration for the sale of Befesa, is classified within Level 3. As of June 30, 2015, the embedded derivative has a negative fair value of €15,504 thousand. If the equity value of Befesa had increased by 10%, assuming that the average horizon of permanence of the financial fund before the sale of Befesa did not change compared with respect to the hypotheses considered in assessing, the fair value of the embedded derivative would have increased €1,070 thousand, up to €14,434 thousand. For the six months ended 06.30.15 For the six months ended 06.30.14 Item Profit from continuing operations attributable to equity holders of the company 72,419 88,923 Profit from discontinuing operations attributable to equity holders of the company (281) (20,156) The following table shows the changes in the fair value of level 3 assets for the six month period ended June 30, 2015 and for the year ended December 31, 2014: Average number of ordinary shares outstanding (thousands) 865,437 839,770 Earnings per share from continuing operations (€ per share) 0.08 0.10 Earnings per share from discontinuing operations (€ per share) - (0.02) Movements Amount Beginning balance as of December 31, 2013 45,758 Gains and losses recognized in Equity (1,414) Changes in Non-hedging derivatives (8,498) Change in consolidation, reclassifications and translation differences 2,272 Gains and losses recognized in Equity 707 Changes in Non-hedging derivatives (7,006) Change in consolidation, reclassifications and translation differences (1,157) During the periods ended June 30, 2015 and December 31, 2014, there have not been any significant reclassifications amongst the three levels presented above. Total as of June 30, 201530,662 Total as of December 31, 201438,118 Earnings per share from profit for the year (€ per share)0.080.08

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 43

23.2. Diluted earnings per share

To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

The potential diluting ordinary shares held by the group correspond to the warrants on Class B shares issued in November 2011. The assumption is that all warrants will be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the income per diluted share.

Item	For the six months ended 06.30.15	For the six months ended 06.30.14
Profit for the year		
- Profit from continuing operations attributable to equity holders of the company	72,419	88,923
- Profit from discontinuing operations attributable to equity holders of the company	(281)	(20,156)
- Adjustments to attributable profit	-	-
Profit for the year attributable to the parent company	**72,138**	**68,767**
Average weighted number of ordinary shares outstanding (thousands)	865,437	839,770
- Warrants adjustments (average weighted number of shares in outstanding since issue)	20,640	20,038
Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	**886,077**	**859,808**
Diluted earnings per share from continuing operations (€ per share)	0.08	0.10
Diluted earnings per share from discontinuing operations (€ per share)	-	(0.02)
Diluted earnings per share to the profit for the year (€ per share)	**0.08**	**0.08**

Note 24.- Average number of employees

The average number of employees classified by category during the six month period ended June 30, 2015 and 2014, was:

	Average number of employees for the six months ended 06.30.15		%	Average number of employees for the six months ended 06.30.14		%
Categories	Female	Male	Total	Female	Male	Total
Directors	61	491	2,1	69	506	2,0
Management	433	1,589	7,5	427	1,454	6,6
Engineers	1,450	3,293	17,7	1,335	3,405	16,5
Assistants and professionals	1,177	1,678	10,6	1,102	1,447	8,9
Operators	953	15,064	59,7	899	17,462	64,1
Interns	247	387	2,4	235	317	1,9
Total	**4,321**	**22,502**	**100**	**4,067**	**24,591**	**100**

During the six month period ended June 30, 2015 the average number of employees is 26.44% in Spain and 73.56% abroad.

Note 25.- Transactions with related parties

Dividends distributed to related parties during the period amounted to €29,329 thousand (€31,601thousand in 2014).

During 2015 the only transactions associated with related parties were the following:

- Service provision agreement signed between Simosa and Ms. Blanca de Porres Guardiola. The amount invoiced in the first six month of the year was €48 thousand.
- Service agreement signed between Equipo Económico, S.L. (company related to D. Ricardo Martínez Rico, member of Board of Directors) and Abengoa, S.A., Abengoa Concessions, S.L., Abeinsa Ingeniería and Construcción Industrial, S.A. The amount invoiced in the first six month of the year was €168 thousand.
- As of May 8, 2015, Inversión Corporativa, S.A. (Abengoa's main shareholder) has granted a securities lending agreement for 95,259,977 class B shares of Abengoa S.A. During last June, this securities

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 44 ABENGOA lending agreement has been canceled. This transaction has born a market interest rate and has accrued compensation in favor of Inversión Corporativa, S.A. amounting to €123 thousand. Board of Directors has appointed through election by its members (cooptación), as proprietary director, Ms. María Teresa Benjumea Llorente. These operations were subject to review by the Abengoa Audit Committee and third parties. Additionally, for the six month period ended June 30, 2015 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €4,135 thousand (€5,567 thousand for the six month period ended June 30, 2014). Note 26.-Employee remuneration and benefits other No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor. As of June 30, 2015 there were €68,608 thousand in non-current personnel compensation obligations (€56,659 thousand as of December 31, 2014). Directors are remunerated as established in article 39 of the Bylaws. Directors’ remuneration shall consist of all or some of the following concepts, for a total combined amount that shall be agreed by the General Shareholders' Meeting, pursuant to the directors’ remuneration policy and conditional, when required by law, on the prior approval of the General Shareholders' Meeting: (a) a fixed fee; (b) expenses for attendance; (c) a share of the profits, under the terms established in Article 48, Paragraph 2, of the company’s bylaws; (d) variable remuneration based on general benchmark indicators or parameters; (e) remuneration via the provision of shares or share options or amounts that are linked to the company’s share price; (f) severance payments, provided that the director is not relieved of office on grounds if failing to fulfill the responsibilities attributable to him/her; and (g) savings or pension systems considered to be appropriate. Note 27.-Subsequent events to the June 2015 closing At the beginning of July 2015, the European Investment Bank (EIB) has granted a €125 million loan to Abengoa S.A. to support its research, development and innovation activities, in the areas of biotechnology / chemical process development for bio refineries, water treatment, advance power systems and renewable energy, which will be predominantly carried out in Spain. Based on the above, the Consolidated Condensed interim financial statements as of June 30, 2015 include the consideration related to the post-contractual non-competition obligation regarding the resignation of former CEO, Mr. Manuel Sánchez Ortega, for an amount equivalent to the 100% remuneration or all the concepts received in the immediate preceding period, amounting to €4,484 thousand. In relation to the variable annual remuneration (bonus) for 2015 financial year, the company’s Board of Directors, subject to a favorable report from the Appointments and Remuneration Committee, and due the expected fulfilling of the objectives for 2015 on which the CEO variable remuneration is based, Mr. Sanchez Ortega, notes that the variable remuneration that was established for current year, which amounted to €3,304 thousand, will only be accrued when the year 2015 annual accounts are formulated and audited and, accordingly will only be paid if the fulfillment of the annual objectives to which the accrual of said remuneration was subject to is verified. Since June 30, 2015, apart from what is detailed above, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole. As of May 19, 2015, the company’s Board of Directors accepted the resignation from all his executive offices of Mr. Manuel Sánchez Ortega, continueing in office as director, with the category of another external director, and first Vice-Chairman of the Board of Directors and has been appointed member of the International Advisory Board. To cover the vacancy created, the Board of Directors has appointed as CEO Mr. Santiago Seage Medela, with the category of executive director. Furthermore, the Board of Directors has also resolved to accept the resignation of Mrs. María Teresa Benjumea Llorente. As of July 27, 2015, the company’s Board of Directors accepted the resignation of Mr. Manuel Sánchez Ortega as director, being appointed vice-chairman of the International Advisory Board. Furthermore, the

Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 45 ABENGOA 03 Consolidated interim management report as of June30, 2015

Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 46 ABENGOA 2.-Evolution and business results 2.1. Financial position Consolidated Interim management report as of June 30, 2015 1.-Organizational Structure and Activities Abengoa, S.A. is the parent company of a group of companies, which at the end of the six months ended June 30, 2015, included the following: a) Application of new accounting standards › Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: ›Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-EU and IFRS-IASB. › The holding parent company itself. › 648 subsidiaries. The applications of these amendments have not had any material impact. › 17 associates and 36 joint businesses. › Standards, interpretations and amendments published by the IASB that will be effective for periods after June 30, 2015: Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. › Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. Abengoa’s business is structured around three activities: › Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. › IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU. concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible. › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. › Industrial production: covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates. › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU.

Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 47 ABENGOA › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. Meeting of Shareholders and the Board of Directors by means of the limitation on its voting rights control and reinforce the role of independent directors. Regarding its intention to reduce its stake in Abengoa Yield, between the balance sheet date and the date on which these consolidated condensed interim financial statements were formulated, Abengoa sold 2,000,000 shares in Abengoa Yield at a price of $31.00 per share for a total price of $62 million, bringing the holding in Abengoa Yield to 49.05% at the date of formulation of these consolidated condensed interim financial statements. › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. Taking into account that the second step has not been fully completed at the end of six month period ended June 30, 2015, Abengoa Yield has not been derecognized from the Consolidated Financial Statements and, given that Abengoa Yield was presented as an operating segment within the Concession-Type Infrastructures activity during part of the year 2014 and due to the significance that the activities carried out by Abengoa Yield had for Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after June 30, 2015. In accordance with this standard, the results of Abengoa Yield for the six month period ended June 30, 2015 are considered as a discontinued operation, consequently are included under a single heading (‘Profit (loss) from discontinued operations, net of tax’) in Abengoa’s Consolidated Financial Statements for the six month period ended June 30, 2015. b) Changes in consolidation On December 15, 2014, Abengoa´s Board of Directors approved a plan to further improve its financial structure through three main initiatives: Likewise, the Consolidated Income Statement for the six month period ended June 30, 2014, which is included for comparison purposes in Abengoa’s Consolidated Financial Statements for the six month period ended June 30, 2015, also includes the results generated by Abengoa Yield recorded under a single heading, for the activities which are now considered discontinued. › Reduce its stake in Abengoa Yield › Accelerate the sale of assets to Abengoa Yield Accelerate the sale of assets to Abengoa Yield › The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction as well as in new contracted assets under development. The plan to accelerate the sale of assets to Abengoa Yield under the Right of First Offer (ROFO) agreement approved by Abengoa’s Board of Directors at the end of 2014 and beginning of 2015, has been completed during 2015 financial year after the close of the sale of certain concession projects (see Note 6.3). The impacts of these initiatives and their main effects in relation to the reclassification to the ‘Assets held for sale and discontinued operations’ heading as of June 30, 2015 and December 31, 2014 are described below. Reduce its stake in Abengo Yield Regarding the aforementioned agreement of sale, as of June, 30 2015, both Shams (STE plant in Abu Dhabi) and Kaxu Solar One (STE in South Africa) closings are subject to the customary approvals, which, in opinion of the Directors, would be completed in the short term. The plan to reduce the stake in Abengoa Yield was initiated at year end 2014 with the approval of the Abengoas’s Board of Directors and is expected to be completed within one year, through the completion of following steps: In addition to the foregoing, and following the plan to accelerate the sale of assets to Abengoa Yield, as of June 30, 2015 Abengoa’s Board of Directors has approved the divestment of certain companies owning thermo-solar concessions in Spain and South Africa. ›An initial stage to divest a 13% stake ended on January 22, 2015, via the sale in an under written public offering of 10,580,000 ordinary shares in Abengoa Yield, bringing the holding in Abengoa Yield to 51% (see Note 6.2). ›The second step will consist of both the divestment of an additional shareholding in Abengoa Yield and the loss of control on this company mainly through the modification of the structure of the Corporate Governance of Abengoa Yield with the main aim to limit Abengoa control in the General

Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 48 ABENGOA As of July 27, 2015 Abengoa has reached an agreement with Abengoa Yield to sell a fourth asset package comprised of two renewable assets for a total cash proceeds of approximately €277 million. The transaction has been approved by both Abengoa Yield and Abengoa’s Board of Directors, not been is subject to financial closing by the purchaser. The assets consist of Solaben 1 and 6 (100MW solar complex), located in Spain. transaction price was set at €240.2 million, which will bring Abengoa a cash inflow in the short term coinciding with the long-term project finance closing of each project included in the agreement (see Note 11). As a result of this transaction, Abengoa will retain control over the holding company of such project, being fully consolidated in the Consolidated Financial Statements. Therefore, Abengoa has recorded Non-controlling interest amounting to €240 million in Equity. Given that as of June 30, 2015, the previous companies are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the Consolidated Condensed Statement of Financial Position as of June 30, 2015. Lastly, and in relation to Abent T3 & ACC4T projects companies’ contribution to JV APW-1, the transaction price agreed is approximately €308.6 million and is subject to certain usual precedent conditions which are customary for this type of agreement, which in opinion of the Directors; the Company expects to be fulfilled in the short term. The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction and development. Following the agreement reached with the infrastructure fund EIG Global Energy Partners (‘EIG’), on April 7, 2015 Abengoa Projects Warehouse I, LLP (APW-1) was incorporated, reaching therefore the final agreement to establish a Joint Venture (JV) to finance the construction of a portfolio of certain projects which will be acquired by this company, related to renewable and conventional power generation (Atacama I project in Chile, Abent T3 & ACC4T projects in Mexico) and power transmission assets in Brazil. Given that as of June 30, 2015 and December 31, 2014, the companies associated with previous projects are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the respective Consolidated Statement of Financial Position. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. APW-1 capital structure will consist of 55% invested by EIG and a remaining non-controlling interest of 45% by Abengoa. This company will be jointly managed, so this will lead to, once the aforementioned projects have been acquired by the JV, Abengoa will no longer have a controlling interest in these assets. In connection with the acquisition of asset by JV APW-1, on May 2015, the first of the committed2 contribution by the agreement has been achieved, which specifically corresponds to CSP Atacama 1 and PV Atacama 1 (solar plant project companies located in the Atacama Desert, Chile, which combines tower technology based on molten salts (110 MW) and photovoltaic (100 MW)). The aforementioned projects, which until then were fully consolidated in the Consolidated Financial Statements, started to be recorded under the equity method after Abengoa no longer has a controlling interest in such projects, and Abengoa and EIG have started to control them jointly. The first acquisition of assets has been completed for a total amount of €194.9 million. This loss of control of the above companies and consequently its recognition under the equity method, was accounted for through the derecognition of all its assets and liabilities from the Consolidated Financial Statements, as well as the recognition of the fair value of both the consideration received and the investment retained, according to IFRS 10 ‘Consolidated Financial Statements" with no significant differences arising from this loss of control in the Consolidated income statement. Furthermore, in relation to the contribution of the power transmission assets in Brazil, at the end of June 2015, the sale of 46.29% stake on the holding company of the above assets has been closed. The

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 49

c) Main figures

- Revenues of €3,390million, similar to the same period in 2014.
- EBITDA of €650 million, an increase of 9.4% compared to the same period the previous year.

Concept	Balance as of 06.30.15	Balance as of 06.30.14	Var (%)
Income Statement			
Revenue	3,390	3,295	2.9%
EBITDA	650	595	9.2%
EBITDA Margin	19.20%	18.10%	6.1%
Net Income	72	69	4.4%
Balance Sheet (*)			
Total Assets	28,616	25,247	13.3%
Equity	3,603	2,646	36.2%
Corporate Net Debt	(2,555)	(2,442)	4.6%
Share Information			
Last price (€ per B share)	2.82	3.85	-26.8%
Capitalization (A+B share) (€ million)	2,610	3,307	-21.1%
Daily trading volume (€ million)	40.5	36.5	11.0%
(*) 2014 figures as of 31.12.2014			

Operating Figures

- The international activity represents 86% of the consolidated revenues.
- The Engineering backlog as of June 30, 2015 was €8,833 million, 11% higher than backlog as of December 31, 2014.

Key operational	June 2015	June 2014
Transmission lines (km)	5,275	2,768
Water Desalination (Cap. ML/day)	775	660
Cogeneration (GWh)	793	743
Solar Power Assets (MW)	1,603	1,223
Biofuels Production (ML/year)	3,175	3,175

d) Consolidated income statement

	Q2 2015	Q2 2014	Var (%)
Revenues	3,390	3,295	2.9%
Operating expenses	(2,740)	(2,701)	1.4%
Depreciation and amortization	(210)	(192)	9.4%
I. Net Operating Profit	440	403	9.2%
II. Finance Cost, net	(430)	(378)	13.8%
III. Share of (loss)/(profit) of associates	6	3	100.0%
IV. Profit Before Income Tax	16	27	-40.8%
V. Income tax expense	61	45	35.6%
VI. Profit for the year from continuing operations	77	73	5.5%
Profit (loss) from discontinued operations, net of tax	4	(20)	-120.0%
Profit for the year	81	52	55.8%
VII. Non-controlling interests	(9)	16	-156.3%
Net income attributable to the parent company	**72**	**69**	**4.4%**

Revenues

Abengoa's consolidated sales in the second quarter of 2015 totaled €3,390 million, higher to the €3,295 million recorded for the same period in 2014. Engineering and Construction increases compared to the same period the previous year, primarily due to a higher progress in the construction of STE plants in South Africa (Xina) and Chile (Atacama Solar Platform), the concessional projects in Brazil (transmission lines) and desalination plants in Africa, partially offset by decrease in the construction of projects in United States (Mojave, Hugoton and PGE), in wind farms in Uruguay (Cadonal and Palmatir) and in combined cycle plant in Poland (Stalowa Wola). This evolution in the E&C business was accompanied by higher sales in the Concession-type Infrastructures activity, mainly driven by an increase in the Cogeneration and others, Water and Transmission Lines segments because of the entry into operation of the Norte transmission line in Brazil, Ghana and Tenes desalination plants (in Algeria), and the Hospital de Manaus concession in Brazil, partially offset by the decrease in the solar segment by the sale of Spanish solar plants to Abengoa Yield. The increase in the Concession-type Infrastructures activity offset the decline in Bioenergy caused by lower prices in Europe and Brazil compared to the same period the previous year

Ebitda

EBITDA to 30 June 2015 was €650 million, an increase of 9.4% compared to the same period in 2014. This increase was mainly attributable to the margins achieved in Engineering and Construction and the increase in Concessions following the incorporation of the transmission lines, of Water and Cogeneration and Others which offset the downturn in Bioenergy crush spreads in the USA and Brazil.

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Net Financial Expense

Net financial expenses increased from -€378 million in the second quarter of 2014 to -€430 million during the same period in 2015. This increase was mainly due to the increase in interest expenses from loans with credit entities due to the lower capitalization of interest expenses for financing projects under construction, as a result of the entry in operations of various major projects, as well as due to 2017 convertible bond early repayment by an amount of €17 million and to 2019 convertible bond early conversion by an amount of €15 million.

Corporate Income Tax

Corporate income tax rose from €45 million in Q2 2014 to €60 million in Q1 2015, and was affected by investment in R&D+i activities and the contribution to Abengoa's profit from results from other countries; as well as existing tax legislation.

Profit for the year from continuing operations

Given all of the above, Abengoa's income from continuous operations rose from €73 million in the second quarter of 2014 to €77 million for the same period in 2015.

Profit from discontinued operations, net of tax

This includes the result from Abengoa Yield, which was reclassified as held for sale.

Profit for the year attributable to the parent company

The profit attributable to Abengoa's parent company decreased by 5% from €69 million in the second quarter of 2014 to €72 million for the same quarter in 2015.

e) Results by activities

Abengoa Business result related to different business activities has been as follows:

	Revenues			Ebitda			Margin	
	Q2 2015	Q2 2014	Var (%)	Q2 2015	Q2 2014	Var (%)	Q2 2015	Q2 2014
Engineering and construction								
E&C	2,159	2,082	3.7%	450	366	23.0%	20.8%	17.6%
Total	**2,159**	**2,082**	**3.7%**	**450**	**366**	**23.0%**	**20.8%**	**17.6%**
Concession-type infrastructure								
Solar	123	158	-22.2%	86	107	-19.6%	69.9%	67.7%
Water	26	20	30.0%	24	14	71.4%	92.3%	70.0%
Transmission lines	86	31	177.4%	62	21	195.2%	72.1%	67.7%
Cogeneration and others	24	13	84.6%	12	3	300.0%	50.0%	23.1%
Total	**259**	**222**	**16.7%**	**184**	**145**	**26.9%**	**71.0%**	**65.3%**
Industrial production								
Bioenergy	972	991	-1.9%	16	84	-81.0%	1.6%	8.5%
Total	**972**	**991**	**-1.9%**	**16**	**84**	**-81.0%**	**1.6%**	**8.5%**
Total	**3,390**	**3,295**	**2.9%**	**650**	**595**	**9.2%**	**19.2%**	**18.1%**

Prior period segment financial information has been restated to conform to the new structure, according to IFRS 8 "Operating Segments".

Engineering & Construction

Sales in Engineering and Construction increase in line year-on-year, at €2,159 million, while EBITDA rose by 23.0% to €450 million compared to Q2 2014.

This increase is mainly attributable to higher progress in the construction of STE plants in South Africa (Xina) and Chile (Atacama Solar Platform), concessional projects in Brazil (transmission lines)and desalination plants in Africa, as well as –albeit to a lesser extent– the appreciation of the US Dollar against the Euro compared to the same period the previous year. This increase has been partially offset by a lower progress in the construction in projects in United States (Mojave, Hugoton and PGE), of wind farms in Uruguay (Cadonal and Palmatir) and of combined cycle plant in Poland (Stalowa Wola).

Concession-type Infrastructures

Revenues in Concession-type Infrastructures increased by 16.7% to €259 million (€222 million in 2014) compared to the same period in 2014, while EBITDA rose by 26.9% from €145 million to €184 million for

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 51

the same period. These increases were mainly attributable to the Cogeneration and Others, Water and Transmission line segments thanks to a the entry into operation of the Norte transmission line in Brazil, Ghana and Tenes desalination plants (in Algeria), and the Hospital de Manaus concession in Brazil, partially offset by the decrease in the solar segment by the sale of Spanish solar plants to Abengoa Yield.

Industrial Production

Bioenergy revenues fell by 1.9% to €972 million compared to the same period in 2014 due to decrease of sales in Europe and Brazil. EBITDA fell from €84 million in June 2014 to -€16 million in June 2015, mainly driven by lower margins in the USA and Brazil for the first six months of 2015 compared to the same period in 2014.

f) Consolidated statement of financial position

Consolidated Balance Sheet

A summary of Abengoa's consolidated balance sheet for June 30, 2015 and December 31, 2014 is given below, with main variations:

	30.06.15	31.12.14	Var (%)
Intangible assets & Tangible fixed assets	2,955	2,856	3.5%
Fixed assets in projects	4,909	6,188	-20.7%
Financial in associates	331	311	6.4%
Financial investments	729	686	6.3%
Deferred tax assets	1,583	1,504	5.3%
Non-current assets	**10,507**	**11,545**	**-9.0%**
Inventories	429	295	45.4%
Clients and other receivable accounts	2,183	2,157	1.2%
Financial investments	1,421	1,049	35.5%
Cash and cash equivalents	1,600	1,811	-11.7%
Assets held for sale	12,476	8,390	48.7%
Current assets	**18,109**	**13,701**	**32.2%**
Total Assets	**28,616**	**25,247**	**13.3%**

- Decline in non-current assets of 9.0% to €10,507 million, primarily attributable to the reclassification of a number of Abengoa Yield's assets as 'held for sale' (during the second quarter of 2015, Abengoa's Board of Directors agreed to divest STE projects located in Spain and South Africa and it is highly likely that they will be sold immediately). As well as the sale of certain assets to Abengoa Yield during the six mounth periods ended June 30, 2015.

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 52

- Current Assets increased by 32.2% to €18,109 million compared to the same period the previous year, primarily due to the increase in Assets Held for Sale resulting from the reclassification of the discontinued assets mentioned above (previously classified as long term), and the increase in fixed assets under construction in projects associated with APW1 related to the Cogeneration activity in Mexico and the Solar activity in Chile that were classified as Assets Held for Sale at the end of 2014.

	30.06.15	31.12.14	Var (%)
Capital and reserves	1,633	1,445	13.0%
Non-controlling Interest	1,970	1,201	64.0%
Total Equity	**3,603**	**2,646**	**36.2%**
Long-term non-recourse financing	3,552	4,159	-14.6%
Corporate financing	4,254	3,749	13.5%
Grants and other liabilities	236	213	10.8%
Provisions and Contingencies	58	75	-22.7%
Derivative financial instruments	67	225	-70.2%
Deferred tax liabilities and Personnel liabilities	381	338	12.7%
Total non-current liabilities	**8,548**	**8,759**	**-2.4%**
Short-term non-recourse financing	488	799	-38.9%
Corporate financing	1,510	1,577	-4.3%
Trade payables and other current liabilities	5,950	5,555	7.1%
Current tax liabilities	292	337	-13.4%
Derivative financial instruments	92	80	15.0%
Provisions for other liabilities and expenses	22	13	69.2%
Liabilities held for sale	8,111	5,481	48.0%
Total current liabilities	**16,465**	**13,841**	**19.0%**
Total liabilities	**28,616**	**25,247**	**13.3%**

- Increase in equity of 36.2% primarily caused by an increase in minority shareholders from the Abengoa Yield secondary public offering, which was partially offset by an increase in reserves for derivative hedging losses, the share capital increase by Abengoa Yield to fund the third package of concessional assets acquisition and to the sale of 46.29% stake on the holding company of power transmission assets in Brazil included in the agreement reached whith APW-1.

- Decline of 2.3% in non-current liabilities, mainly due to the reclassification of a number of Abengoa Yield's assets as 'held for sale' (during the second quarter of 2015, Abengoa's Board of Directors agreed to divest STE projects located in Spain and South Africa and it is highly likely that they will be sold immediately). As well as the sale of certain assets to Abengoa Yield during the six mounth periods ended June 30, 2015.

- Net increase of current liabilities of 19.0%, primarily due to the increase in Liabilities Held for Sale resulting from the reclassification of the discontinued assets aforementioned (previously classified as long term), and the increase in project financing in projects associated with APW1 related to the Cogeneration activity in Mexico and the Solar activity in Chile that were classified as Assets Held for Sale at the end of 2014.

Net Debt Composition

Item	06.30.15	12.31.14	06.30.14
Total Corporate Net Debt	**2.555**	**2.353**	**2.442**
LTM Corporate Ebitda	**1.012**	**964**	**967**
Corporate Net Debt / Corporate Ebitda	2.5	2.4	2.5

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 53

g) Consolidated cash flow statements

A summary of the Consolidated Cash Flow Statements of Abengoa for the periods ended June 30, 2015 and 2014 with the main variations per item are given below:

	06.30.15	06.30.14	Var (%)
Profit for the year from continuing operations	**77**	**73**	**-40.0%**
Non-monetary adjustments	443	430	52.0%
Variations in working capital and discontinued operations	(135)	(675)	-115.0%
Income tax paid & Interest received/paid	(453)	(356)	49.0%
Discontinued operations	119	48	99.0%
A. Net Cash Flows from operating activities	**51**	**(480)**	**-143.0%**
B. Net Cash Flows from investing activities	**(1,309)**	**(1,135)**	**134.0%**
C. Net Cash Flows from financing activities	**1,243**	**1,736**	**-69.0%**
Net increase/(decrease) of cash and equivalent	**(15)**	**121**	**-229.0%**
Cash at beginning of year	1,811	2,952	-39.0%
Translation differences cash or equivalent	35	25	2445.0%
Discontinued operations	(231)	(104)	1490.0%
Cash and cash equivalent at end of period	**1,600**	**2,994**	**-56.0%**

- Cash flows from operating activities totaled €51 million compared to -€448 million the same period of the previous year, mainly due to the better variation in working capital mainly attributable to the execution of solar projects in Chile, cogeneration projects in Mexico and transmission lines in Brazil.
- In relation to cash flows for investment activities, there was a net cash outflow of €1,309 million primarily for the execution of solar, transmission, cogeneration, bioenergy, wind and water projects.
- In relation to Flows from Financing Activities, the net cash generation of €1,243 million primarily comes from new corporate financing (drawdown of tranche A of the syndicated loan and the issue of bonds exchangeable for shares in Abengoa Yield), net of cash outflows (mainly the €300 million note maturing in 2015 and the convertible notes for which the put option has been exercised in 2015).

3.- Information on the foreseeable evolution of the Group

To estimate the outlook for the Group, it is important to take into account the evolution and development achieved in recent years, which forms the basis of the company's growth prospects in the medium term. The Group's strategy in the medium term is based on the growing contribution of the activities linked to the markets for the environment, renewable fuels (bioenergy), solar power and the ongoing development of the engineering and construction activities.

Furthermore, a greater bioethanol production capacity, as well as the development of the solar business will all contribute to boosting the company's long-term outlook. In so far as it achieves its current forecasts, Abengoa has new activity base that will offer stability and continuity in the coming years.

With its current reserves, taking into account the improved flexibility of the organizational structure, the specialization and diversification of activities, and the investment opportunities identified in the domestic market and the company's competitiveness in the international market, as well as the exposure of part of its activities to the sale of commodities and non-Euro currencies, the Group is clearly in a position to continue making positive progress in the future.

4.- Financial risks management

Abengoa's activities undertaken through its operations segments are exposed to various financial risks:

- Market risk: The Company is exposed to market risk such as the movement in foreign exchange rates, interest rates and commodities prices. To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as futures contracts for commodities. The Group does not generally use derivatives for speculative purposes.
- Credit risk: Trade debtors and other receivables, financial investments and cash equivalents are Abengoa's main financial assets and therefore present the greatest exposure to credit risk in the event that third parties do not fulfill their obligations.
- Liquidity risk: Abengoa's financing and liquidity objectives are to ensure that the company has sufficient funds available on an ongoing basis to honor all upcoming financial commitments and obligations.
- Capital Risk: the Company manages capital risk to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects.

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 54

The risk management model attempts to minimize the potential adverse impact of such risks upon the Group's financial performance. Risk is managed by the Group's Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group's operating segments, quantifying them by project, region and company.

Additionally, the sources of finance are diversified, in an attempt to prevent concentrations that may affect our liquidity risk.

Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses.

In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

5.- Information on research and development activities

Abengoa has continued to increase its efforts in R&D+i (research, development and innovation) during the six month period ended June 30, 2015 (despite the ongoing global technology crisis), in the belief that these efforts require continuity which should not be compromised by crises or economic cycles if it is to achieve results. The investment in R+D+I for the six month period ended June 30, 2015, was €65,672 million.

Furthermore, the Group has strengthened its presence and in some cases its leadership, in various institutions and public and private forums which encourage cooperation between large technology companies, in which the short and long term future of the R&D+i activity is decided.

6.- Stock Exchange Evolution

According to data provided by Bolsas y Mercados Españoles (BME), in the first six months of 2015 a total of 64,489,348 Class A shares and 1,727,720,525 Class B shares in the company were traded, equivalent to an average daily trading volume of 515,915 Class A shares and 13,821,764 Class B shares, The average daily traded cash volume was €1.65 million for Class A shares and €40.5 million for Class B shares.

	A-Shares		B-Shares	
Share evolution	Total	Daily	Total	Daily
Volume (thousands of shares)	64,489	516	1,727,720,525	13,821
Volume (M€)	206.3	1.65	5,063	40.5
Quotes	Data		Data	
Last	2,98	30-jun	2.82	30-jun
Maximum	3.75	30-mar	3.51	30-mar
Average	3.18		2.95	
Minimum	2.17	2-jan	1.86	2-jan

The last price of Abengoa's shares in the first half of 2015 was 2,975 euros for Class A shares, some 40% higher than at the end of 2014; and 2,820 euros per Class B share, 54% higher than the close of 2014.

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 55

Since its IPO in the Spanish stock exchange in November 29, 1996, the value of the company has risen by 1,166%, which means its initial value has increased more than 12 times. The selective IBEX-35 index has risen by 131% during the same period.

Evolution of the Share Value of Abengoa
(Compared with Ibex-35)



Revaluation (%)
1700%
1600%
1500%
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Ibex-35
Abengoa
1,166%
131%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

7.- Information on the purchase of Treasury Shares

On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. With effects as of April 21, 2015 the agreement related to B class shares has been terminated.

As of June 30, 2015 treasury stock amounted to 40,411,139 shares, which 5,541,956 are class A shares and 34,869,183 are class B shares.

Regarding the operations carried out during the period, the number of treasury stock purchased amounted to 5,588,843 class A shares and 76,673,931 class B shares and treasury stock transferred amounted to 5,597,419 class A shares and 77,878,481 class B shares, with a net increase of €3,209 thousand recognized in equity.

As of July 17, 2015, Abengoa S.A. has completed the placement process carried out with qualified investors of a total of 34,869,183 class B shares, representing 4.17% of all class B shares of Abengoa, S.A., consequently from this date; the company does not hold any class B share as treasury share. The value of the transaction has amounted to a total of €97,633 thousand in cash, equivalent to a sale price of €2.80 per class B share, being committed to a lock-up over its shares from yesterday until 60 days after the date of settlement of the Placement, with certain exceptions.

In addition, Abengoa S.A. has signed a transaction in financial derivatives "call spread" on the same number of shares, which allows them to certain market value increases of class B share which may have over the next twelve months.

8.- Dividends

The General Shareholders' meeting held on March 29, 2015 approved a dividend of €0.113 per share, which totals €94,894 thousand, compared to €91,637 thousand in the previous year. On April 17, 2015 the dividend was distributed in one single payment.

9.- Relevant Events reported to the CNMV

Detail of written communications to the CNMV corresponding to the secrond quarter of 2015 and until the Consolidated Condensed Interim Financial Statements formulation date:

› Written Communication of 04/01/15. Announcement of the payment of the dividend corresponding to financial year 2014.

› Written Communication of 04/07/15. Announcement of the launch of an offer with the aim of cancelling its Senior unsecured convertible notes ISIN XS0875275819.

› Written Communication of 04/07/15. Preliminary results presentation for the first quarter of 2015.

Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 56 ABENGOA › Written Communication of 04/07/15. Investors Day presentation 2015. › Written Communication of 05/25/2015 Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V › Written Communication of 04/08/15. Citigroup Global Markets Limited and HSBC Bank plc, as placing companies, are about to commence an accelerated bookbuild process of 20,000,000 class B shares of Abengoa, S.A, , representing 2.65% of the total Class B shares. › Written Communication of 07/14/2015 Abengoa announces the sale of some of its Abengoa Yield shares › Written Communication of 04/08/15. Announcement of results of the offer with the aim of partially cancelling is Senior Unsecured Convertible Notes ISIN XS0875275819. › Written Communication of 07/16/2015 Announcement of the beginning of a private placement process representing 4.17% of all class B shares of the Company. › Written Communication of 04/09/15. Citigroup and HSBC communicate the result of the accelerated bookbuild process to qualified investors of 19,991,594 class B shares of Abengoa, S.A., representing 2.65% of the total class B shares. › Written Communication of 07/16/2015 Announcement of the closing of a private placement process representing 4.17% of all class B shares of the Company. › Written Communication of 07/23/2015 Announcement of conference call with investors › Written Communication of 04/09/15. Announcement of the cash amount that it will pay to accepting noteholders of the offer for the partial cancellation of its Senior Unsecured Convertible Notes ISIN XS0875275819 due 2019. › Written Communication of 07/23/2015 Preliminary results presentation for the second quarter of 2015. › Written Communication of 07/24/2015 Abengoa announces the presentation day of results for the first half of 2015 › Written Communication of 04/16/15. Determination of the price of the issue of senior notes in a principal amount of €375,000,000 and due April 2020. › Written Communication of 07/27/2015 Abengoa announces its fourth assets sale to Abengoa Yield › Written Communication of 04/21/15. Termination of the liquidity agreement in respect of its Class B shares entered into with Santander Investment Bolsa, S.V. › Written Communication of 07/27/2015 Abengoa announces changes in the Board of Directors. › Written Communication of 04/23/15. Announcement of the adjustment in the conversion Price of the €400,000,000 6.25 per cent. Senior Unsecured Convertible notes due 2019. 10.-Subsequent events to the June 2015 closing At the beginning of July 2015, the European Investment Bank (EIB) has granted a €125 million loan to Abengoa S.A. to support its research, development and innovation activities, in the areas of biotechnology / chemical process development for bio refineries, water treatment, advance power systems and renewable energy, which will be predominantly carried out in Spain. › Written Communication of 04/28/2015. Announcement the adjustment in the conversion price of the €250,000,000 4.5 per cent. Senior Unsecured Convertible Notes due 2019. › Written Communication of 05/05/2015. Admission to trading on the Stock Exchanges of the new Class B shares at the end of the thirteenth conversion period. › Written Communication of 05/07/2015. Admission to trading of the new Class B shares resulting from the share capital increase of Abengoa. Since June 30, 2015, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole. › Written Communication of 05/11/2015. Announcement an agreement with Abengoa Yield to sell a third asset package. › Written Communication of 05/14/2015 First quarter earnings presentation. › Written Communication of 05/14/2015 First quarter financial information regarding the first quarter year of 2015. › Written Communication of 05/19/2015 Board of Directors changes.